EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

by and among

ACCREDITED HOME LENDERS HOLDING CO.,

LSF5 ACCREDITED INVESTMENTS, LLC

and

LSF5 ACCREDITED MERGER CO., INC.

Dated as of June 4, 2007

i

ii

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of June 4, 2007, by and among ACCREDITED HOME LENDERS HOLDING CO., a Delaware corporation (the “Company”), LSF5 ACCREDITED INVESTMENTS, LLC, a Delaware limited liability company (“Parent”), and LSF5 ACCREDITED MERGER CO., INC., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Buyer Parties”).

WHEREAS, the respective boards of directors of Purchaser and the Company (following the unanimous recommendation of the Special Committee) have determined that it is in the best interests of their respective stockholders for Parent to acquire the Company on the terms and subject to the conditions set forth in this Agreement and the sole member of Parent has authorized the execution and delivery of this Agreement by Parent;

WHEREAS, on the terms and subject to the conditions set forth herein, Purchaser has agreed to commence a tender offer (the “Offer”) to purchase all outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Shares”), at a price of $15.10 per Company Common Share, in cash without interest (such price, or any higher price as may be paid in the Offer in accordance with this Agreement, the “Offer Price”);

WHEREAS, following consummation of the Offer, the parties intend that Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), and each Company Common Share that is not tendered and accepted pursuant to the Offer (other than Company Dissenting Shares and Company Common Shares held in the treasury of the Company or owned by Parent or any direct or indirect wholly-owned subsidiary of Parent or the Company) will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Offer Price, on the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”) (A) has (following the unanimous recommendation of the Special Committee) by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the stockholders of the Company (the “Company Stockholders”) and (ii) approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger, on the terms and subject to the conditions set forth herein and (B) is (following the unanimous recommendation of the Special Committee) recommending that the Company Stockholders accept the Offer, tender their Company Common Shares into the Offer, approve the Merger and adopt this Agreement; and

WHEREAS, the board of directors of Purchaser has adopted, approved and declared advisable, and Parent as sole stockholder of Purchaser, will approve, this

Agreement providing for the Offer and the Merger in accordance with the DGCL, upon the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01    Definitions.

(a)	For purposes of this Agreement:

“Action” means any claim, action, suit, proceeding, arbitration, mediation or investigation as to which written notice has been provided to the applicable party.

“Affiliate” or “affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“beneficial owner” or “beneficial ownership”, with respect to any Company Common Shares, has the meaning ascribed to such term in Rule 13d-3(a) under the Exchange Act.

“Business Day” or “business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings and on which banks are not required or authorized to close in New York, New York.

“Claim” means any threatened, asserted, pending or completed Action, suit or proceeding, or any inquiry or investigation, whether instituted by any party hereto, any Governmental Authority or any other party, that any Indemnified Party in good faith believes might lead to the institution of any such Action, suit or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to such Indemnified Party’s duties or service as a director, officer, trustee, employee, agent, or fiduciary of the Company, any of the Company Subsidiaries, or any employee benefit plan (within the meaning of Section 3(3) of ERISA) maintained by any of the foregoing or any other person at or prior to the Merger Effective Time at the request of the Company or any of the Company Subsidiaries.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” means any proposal or offer for, whether in one transaction or a series of related transactions, any (a) merger, consolidation, business combination, reorganization, recapitalization or similar transaction involving the Company or any Company Subsidiary that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X, but substituting 15% for references to 10% therein), (b) sale or other disposition, directly or indirectly (including by way of merger, consolidation, liquidation, dissolution, share exchange or any similar transaction), of any assets of the Company or the Company Subsidiaries representing 15% or more of the consolidated assets of the Company and the Company Subsidiaries, (c) issue, sale or other disposition by the Company of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, Company Warrants or rights to purchase, or securities convertible into, such securities) representing 15% or more of the votes or value associated with the outstanding voting equity securities of the Company, (d) tender offer or exchange offer in which any Person or “group” (as such term is defined under the Exchange Act) offers to acquire beneficial ownership, or the right to acquire beneficial ownership, of 15% or more of the outstanding Company Common Shares, or (e) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Company Acquisition Proposal” shall not include (i) the Offer, the Merger or any of the other transactions contemplated by this Agreement or (ii) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among the Company and one or more wholly-owned Company Subsidiaries or among wholly-owned Company Subsidiaries.

“Company Bylaws” means the bylaws of the Company, as in effect immediately prior to the Merger Effective Time.

“Company Charter” means the Amended and Restated Certificate of Incorporation of the Company.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to Parent concurrently with the execution of this Agreement for which the disclosure of any fact or item in any Section of such disclosure schedule shall be deemed to be disclosed with respect to any other applicable Section; provided that nothing in the Company Disclosure Schedule is intended to broaden the scope of any representation or warranty of the Company made herein.

“Company Outstanding Shares” means the aggregate number of Company Common Shares outstanding immediately prior to the acceptance of Company Common Shares pursuant to the Offer.

“Company Press Releases” means all press releases issued by the Company or by the Reporting Subsidiary during the period from September 30, 2006 through the date hereof, copies of which press releases are attached as Annex A to the Company Disclosure Schedule.

“Company SEC Reports” means all forms, reports and documents (including all exhibits), other than the Excluded Reports, required to be filed by the Company or the Reporting Subsidiary with the SEC during the period from December 31, 2004 through the date of this Agreement.

“Company Superior Proposal” means a Company Acquisition Proposal (on its most recently amended and modified terms, if amended and modified) made by a party unaffiliated with either Purchaser or Parent which the Company Board (following the recommendation of the Special Committee if such committee still exists) determines in its good faith judgment (after consultation with its financial and legal advisors) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial, regulatory and timing aspects of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to the Company Stockholders from a financial point of view (after taking into account any revisions to the terms of the transaction contemplated by Section 8.03(c) of this Agreement and the time likely to be required to consummate such Company Acquisition Proposal) than the Offer, the Merger and the other transactions contemplated by this Agreement; provided, however, for purposes of this definition of “Company Superior Proposal,” the term Company Acquisition Proposal shall have the meaning assigned to such term herein, except that the references to “15%” shall be deemed to be references to “50%.”

“Company Warrants” means warrants to purchase Company Common Shares.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of Company Common Shares, as trustee or executor, by contract or credit arrangement or otherwise.

“Disclosure Schedules” means, collectively, the Company Disclosure Schedule and the Parent Disclosure Schedule.

“Environmental Law” means any Law or common law standard of conduct relating to the environment, natural resources, or safety or health of human beings or other living organisms, including the manufacture, distribution in commerce and use or Release of Hazardous Substances.

“Excluded Reports” means the Annual Report on Form 10-K of each of the Company and the Reporting Subsidiary for the fiscal year ending December 31, 2006, the Quarterly Report on Form 10-Q of each of the Company and the Reporting Subsidiary for the quarter ended March 31, 2007, and the Quarterly Report on Form 10-Q of each of the Company and the Reporting Subsidiary for the second and third quarters of 2007.

“Expenses” means attorneys’ fees and all other costs, expenses and obligations (including, without limitation, experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is authorized pursuant to Section 8.05(a), including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Authority” means any foreign or domestic national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body.

“Hazardous Substances” means any pollutant, contaminant, hazardous substance, hazardous waste, medical waste, special waste, toxic substance, petroleum or petroleum-derived substance, waste or additive, radioactive material, or other compound, element, material or substance in any form whatsoever (including products) regulated, restricted or addressed by or under any applicable Environmental Law.

“Intellectual Property” means (i) patents, patent applications and invention registrations of any type, (ii) trademarks, service marks, trade dress, logos, trade names, domain names, corporate names and other source identifiers, and registrations and applications for registration thereof, (iii) copyrightable works, copyrights, and registrations and applications for registration thereof, and (iv) confidential and proprietary information, including trade secrets, know-how, inventions, discoveries, improvements and research and development information.

“Investor” means any Person who owns or holds Mortgage Loans, or servicing rights related thereto, sold by the Company or any Company Subsidiary, including any trust or other entity into which Mortgage Loans are deposited in a securitization transaction.

“knowledge of the Company” or “knowledge”, when used in reference to the Company, means the actual knowledge of those individuals listed in Section 1.01(a) of the Company Disclosure Schedule.

“Law” means any United States national, state, provincial, municipal or local statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order.

“Liens” means, with respect to any property or asset (including any security), any mortgage, claim, lien, pledge, charge, security interest, encumbrance, restriction, easement, right of way, title defect or other adverse claim of any kind in respect of such property or asset.

“LS Fund” means Lone Star Fund V (U.S.), L.P., the indirect owner of the majority of the membership interests of Parent.

“Material Adverse Effect” means, with respect to the Company, an effect, event, development or change that is materially adverse to the business, results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Material Adverse Effect: (a) a decrease in the market price or trading volume of Company Common Shares (but not any effect, event, development or change underlying such decrease to the extent that such effect, event, development or change would otherwise constitute a Material Adverse Effect); (b) (i) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates; (ii) changes in applicable Law or general legal, tax, regulatory or political conditions of a type and scope that, as of the date of this Agreement, could reasonably be expected to occur, based on information that is generally available to the public or has been Previously Disclosed; or (iii) changes generally affecting the industry in which the Company and the Company Subsidiaries operate; provided, in the case of clause (i), (ii) or (iii), that such changes do not disproportionately affect the Company and the Company Subsidiaries as compared to other companies operating in the industry in which the Company and the Company Subsidiaries operate; (c) changes in GAAP; (d) the negotiation, execution, announcement or pendency of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders, mortgage brokers, investors, venture partners or employees; (e) earthquakes, hurricanes, floods, or other natural disasters; (f) any affirmative action knowingly taken by Parent or Purchaser that could reasonably be expected to give rise to a Material Adverse Effect (without giving effect to this clause (f) in the definition thereof); (g) any action taken by the Company at the request or with the express consent of any of the Buyer Parties; (h) failure by the Company or the Company Subsidiaries to meet any projections, estimates or budgets for any period prior to, on or after the dates of this Agreement (but not any effect, event, development or change underlying such failure to the extent such effect, event, development or change would otherwise constitute a Material Adverse Effect); (i) any deterioration in the business, results of operations, financial condition, liquidity, stockholders’ equity and/or prospects of the Company and/or the Company Subsidiaries substantially resulting from circumstances or conditions existing as of the date of this Agreement that were generally publicly known as of the date of this Agreement or that were Previously Disclosed; (j) any litigation or regulatory proceeding set forth in Section 5.09 of the Company Disclosure Schedule (but only to the extent of the specific claims and allegations comprising such litigation or regulatory proceeding existing as of the date of this Agreement; and (k) any action, claim, audit, arbitration, mediation, investigation, proceeding or other legal proceeding (in each case whether threatened, pending or otherwise), or any penalties, sanctions, fines, injunctive relief, remediation or any other civil or criminal sanction solely resulting from, relating to or arising out of the failure by either the Company or the Reporting Subsidiary to file in a timely manner its Annual Report on Form 10-K for the fiscal year ended December 31, 2006, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, and/or the Quarterly Report on Form 10-Q for the second and third quarters of 2007.

“NASD” means the National Association of Securities Dealers, Inc.

“NYSE” means the New York Stock Exchange, Inc.

“Other Filings” means any document, other than the Proxy/Information Statement, to be filed with the SEC in connection with this Agreement.

“Parent Disclosure Schedule” means the disclosure schedule delivered by the Buyer Parties to the Company concurrently with the execution of this Agreement for which the disclosure of any fact or item in any Section of such disclosure schedule shall be deemed to be disclosed with respect to any other applicable Section; provided that nothing in the Parent Disclosure Schedule is intended to broaden the scope of any representation or warranty of the Buyer Parties made herein.

“Parent Expenses” means Expenses incurred by Parent and its affiliates in connection with this Agreement and its consideration and execution of the transactions contemplated hereby.

“Permitted Liens” means (i) Liens for Taxes not yet delinquent and Liens for Taxes being contested in good faith and for which there are reserves on the financial statements of the Company in accordance with and to the extent required by GAAP, (ii) inchoate mechanics’ and materialmen’s Liens for construction in progress, (iii) inchoate workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or any Company Subsidiary, (iv) zoning restrictions, survey exceptions, utility easements, rights of way and similar Liens that are imposed by any Governmental Authority having jurisdiction thereon or otherwise are typical for the applicable property type and locality, (v) Liens and obligations arising under the terms of the Company Material Contracts, (vi) matters that would be disclosed on current title reports or surveys that arise or have arisen in the ordinary course of business, (vii) Liens reflected in the Company SEC Reports, (viii) licenses of Intellectual Property of the Company or any Company Subsidiary, (ix) other Liens and encumbrances which are incurred in the ordinary course of business consistent with past practice and which do not materially detract from the value of the related assets or properties and which do not materially impair the use thereof in the operation of such business, and (x) other Liens being contested in good faith in the ordinary course of business or which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

“person” or “Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or Governmental Authority, but shall exclude Company Subsidiaries.

“Previously Disclosed” means previously disclosed by the Company or the Reporting Subsidiary (i) to Parent in writing or (ii) in the Company SEC Reports or Company Press Releases.

“Reporting Subsidiary” means the Accredited Mortgage Loan REIT Trust, an indirect subsidiary of Accredited Home Lenders Holding Co.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Securities Act” means the Securities Act of 1933, as amended.

“Special Committee” means the committee of the Company Board, the members of which are not affiliated with Parent or Purchaser and are not members of the Company’s management, formed for the purpose of, among other things, evaluating, and making a recommendation to the full Company Board with respect to, this Agreement and the Merger.

“subsidiary” or “Subsidiary” of the Company, Parent or any other person means a corporation, limited liability company, partnership, joint venture or other organization of which: (a) such party or any other subsidiary of such party is a general partner (in the case of a partnership) or managing member (in the case of a limited liability company), (b) voting power to elect a majority of the board of directors or others performing similar functions with respect to such organization is held by such party or by any one or more of such party’s subsidiaries, or (c) at least 50% of the equity interests is controlled by such party.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Voting Debt” shall mean bonds, debentures, notes or other indebtedness having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of equity interests in the Company or any Company Subsidiary may vote.

(b)    The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Approval	Annex I
Acceptance Time	Section 2.04(a)
Adverse Recommendation Change	Section 8.03(b)
Agency	Section 5.19(a)
Agreement	Preamble
Applicable Requirements	Section 5.19(a)
Bankruptcy and Equity Exception	Section 5.19(a)
Benefits Continuation Period	Section 8.04(a)

Defined Term	Location of Definition
Buyer Parties	Preamble
Capital Expenditures	Section 7.01(i)
Certificate of Merger	Section 3.03
Closing	Section 3.04
Closing Date	Section 3.04
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Section 2.03
Company Common Shares	Recitals
Company Common Share Certificates	Section 4.03(c)
Company Dissenting Shares	Section 4.04
Company Employees	Section 8.04(a)
Company Intellectual Property	Section 5.11
Company Material Contract	Section 5.14
Company Option Consideration	Section 4.01(c)
Company Paying Agent	Section 4.03(a)
Company Preferred Shares	Section 5.03(a)
Company Restricted Shares	Section 4.01(e)
Company Stockholders	Recitals
Company Stockholder Approval	Section 5.04
Company Stockholders’ Meeting	Section 8.01(d)
Company Stock Awards	Section 5.03(b)
Company Stock-Based Awards	Section 4.01(f)
Company Stock Options	Section 4.01(c)
Company Subsidiaries	Section 5.02(a)
Company Termination Fee	Section 10.03(d)
Company Warrant Consideration	Section 4.01(d)
Confidentiality Agreement	Section 8.02(b)
Continuing Directors	Section 2.04(a)
Delaware Courts	Section 11.09(b)
DGCL	Recitals
Equity Financing	Section 6.07
Equity Financing Commitments	Section 6.07
Equity Investors	Section 6.07
ERISA	Section 5.09(a)
ERISA Affiliate	Section 5.09(f)
Exchange Act	Section 5.05(b)
Foreclosure	Section 5.19(a)
Governmental Order	Section 10.01(c)
HSR Act	Section 5.05(b)
HSR Exempt Business	Section 5.05(b)
HUD	Section 5.19(a)
Incentive Plans	Section 4.01(c)
Indemnified Parties	Section 8.05(a)
Independent Directors	Section 2.04(b)

Defined Term	Location of Definition
Initial Expiration Date	Section 2.01(d)
Insurer	Section 5.19(a)
Investor Agreement	Section 5.19(a)
IRS	Section 5.09(a)
Lien	Section 5.19(a)
Material States	Annex I
Merger	Recitals
Merger Consideration	Section 4.01(b)
Merger Effective Time	Section 3.03
Merger Shares	Section 4.01(b)
Minimum Condition	Annex I
Mortgage	Section 5.19(a)
Mortgage Loan	Section 5.19(a)
Mortgage Loan Documents	Section 5.19(a)
Mortgage Note	Section 5.19(a)
Mortgaged Property	Section 5.19(a)
Mortgagor	Section 5.19(a)
Nasdaq	Section 2.01(d)(i)
New Plans	Section 8.04(b)
Offer	Recitals
Offer Commencement Date	Section 2.01(a)
Offer Conditions	Section 2.01(b)
Offer Documents	Section 2.02(a)
Offer Price	Recitals
Old Plans	Section 8.04(b)
Originator	Section 5.19(a)
Outside Date	Section 10.01(b)
Parent	Preamble
Parent Termination Fee	Section 10.03(d)
Permits	Section 5.06(a)
Plans	Section 5.09(a)
PMI	Section 5.19(a)
Prior Servicer	Section 5.19(a)
Proxy/Information Statement	Section 2.03
Purchaser	Preamble
Reporting Subsidiary Preferred Shares	Section 7.01(b)
Residential Mortgage Loan	Section 5.19(a)
Residential Property	Section 5.19(a)
Retained Interests	Section 5.19(e)
Rollover Share	Section 4.01(g)
Schedule 14D-9	Section 2.03
SEC	Section 2.01(d)(i)
Section 16	Section 8.04(e)
Section 262	Section 4.04
State Agency	Section 5.19(a)

Defined Term	Location of Definition
Surviving Corporation	Section 3.01
Surviving Corporation Fund	Section 4.03(a)
Termination Date	Section 10.01
Top-Up Amount	Section 2.06(a)
Top-Up Exercise Event	Section 2.06(b)
Top-Up Option	Section 2.06(a)
Uncertificated Shares	Section 4.03(c)
Warehouse Loan	Section 5.19(a)

Section 1.02 Interpretation and Rules of Construction.

In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)    when a reference is made in this Agreement to an Article, Section, Annex or Schedule, such reference is to an Article or Section of, or an Annex or Schedule to, this Agreement unless otherwise indicated;

(b)    the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)    whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d)    the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e)    references to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under said statutes) and to any section of any statute, rule or regulation include any successor to said section;

(f)    all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(g)    the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(h)    references to a person are also to its successors and permitted assigns;

(i)    the use of “or” is not intended to be exclusive unless expressly indicated otherwise;

(j)    references to monetary amounts are to the lawful currency of the United States;

(k)    words importing the singular include the plural and vice versa and words importing gender include all genders;

(l)    time is of the essence in the performance of the parties’ respective obligations; and

(m)    time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

ARTICLE II

THE OFFER

Section 2.01    The Offer.

(a)    As promptly as practicable after the date hereof, but in any event within ten (10) business days after the date of this Agreement, Parent shall cause Purchaser to, and Purchaser shall, commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer for all of the outstanding Company Common Shares (other than Company Common Shares described in Section 4.01(a)) for a price per Company Common Share equal to the Offer Price (as adjusted as provided in Section 2.01(f)). The date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act, is referred to in this Agreement as the “Offer Commencement Date”.

(b)    As promptly as practicable, but in any event within three (3) business days after the later of: (i) the earliest date as of which Purchaser is permitted under applicable Law to accept for payment Company Common Shares tendered pursuant to the Offer and (ii) the earliest date as of which each of the conditions set forth in Annex I (the “Offer Conditions”) shall have been satisfied or waived, Purchaser shall (and Parent shall cause Purchaser to) accept for payment all Company Common Shares tendered pursuant to the Offer (and not validly withdrawn). The obligation of Purchaser to accept for payment Company Common Shares tendered pursuant to the Offer shall be subject only to the satisfaction or waiver of each of the Offer Conditions (and shall not be subject to any other conditions). As promptly as practicable after the acceptance for payment of any Company Common Shares validly tendered pursuant to the Offer (and not properly withdrawn), Purchaser shall pay for such Company Common Shares.

(c)    The Buyer Parties expressly reserve the right to increase the Offer Price. Notwithstanding anything to the contrary contained in this Agreement, neither Parent nor Purchaser shall (without the prior written consent of the Company):

(i)    change or waive the Minimum Condition;

(ii)    decrease the number of Company Common Shares sought to be purchased by Purchaser in the Offer;

(iii)    reduce the Offer Price;

(iv)    extend or otherwise change the expiration date of the Offer (except as provided in Section 2.01(d));

(v)    change the form of consideration payable in the Offer; or

(vi)    except as may be required by any Governmental Authority, amend, modify or supplement any of the Offer Conditions or terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, the holders of Company Common Shares.

(d)    Unless extended as provided in this Agreement, the Offer shall expire on the date (the “Initial Expiration Date”) that is twenty (20) business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) after the Offer Commencement Date. Notwithstanding the foregoing:

(i)    Purchaser shall extend the Offer for any period required by any rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the “SEC”) or its staff or the NASDAQ Global Select Market (the “Nasdaq”) that is applicable to the Offer; provided that in no event shall Purchaser be required to extend the Offer beyond the Outside Date;

(ii)    if, on the Initial Expiration Date or any subsequent date as of which the Offer is scheduled to expire, any Offer Condition is not satisfied and has not been waived, then, to the extent requested in writing by the Company, Purchaser shall extend the Offer for one or more periods ending no later than the Outside Date, to permit such Offer Condition to be satisfied; provided, however, that no individual extension shall be for a period of more than ten (10) business days;

(iii)    if (A) the Company receives a Company Acquisition Proposal or an Adverse Recommendation Change shall have occurred, in either case ten (10) or fewer Business Days prior to the scheduled expiration date (as such expiration date may be extended and reextended in accordance with this Agreement), then, if (B) the Company provides Parent with a written request that Purchaser extend the Expiration Date, then Parent and Purchaser shall extend the Offer to such date as is necessary to ensure that the Offer does not expire until ten (10) Business Days from the date of such request; and

(iv)    Purchaser may, in its discretion, elect to provide for a subsequent offering period (and one or more extensions thereof) in accordance with Rule 14d-11 under the Exchange Act following the Acceptance Time, and, if immediately following the Acceptance Time, Parent, Purchaser and their respective Subsidiaries and Affiliates own more than 80% of the Company

Common Shares outstanding at that time (which shares beneficially owned shall include shares tendered in the Offer and not withdrawn), to the extent requested by the Company, Purchaser shall provide for a subsequent offering period of at least ten (10) business days. Subject to the terms and conditions set forth in this Agreement and the Offer, Parent shall cause Purchaser to, and Purchaser shall, accept for payment and pay for all Company Common Shares validly tendered and not withdrawn during such subsequent offering period as promptly as practicable after any such Company Common Shares are tendered during such subsequent offering period and in any event in compliance with Rule 14d-11(c) promulgated under the Exchange Act.

(e)    The Offer may be terminated prior to its expiration date (as such expiration date may be extended and reextended in accordance with this Agreement), but only if this Agreement is validly terminated in accordance with Section 10.01.

(f)    The Offer Price shall be adjusted to the extent appropriate to reflect the effect of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Company Common Shares occurring or having a record date on or after the date of this Agreement and prior to the payment by Purchaser for the Company Common Shares.

Section 2.02    Actions of the Buyer Parties.

(a)    On the Offer Commencement Date, the Buyer Parties shall: (i) cause to be filed with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which will contain Purchaser’s offer to purchase and related letter of transmittal (the forms of which shall be reasonably acceptable to the Company) and the related form of summary advertisement (such Tender Offer Statement on Schedule TO and all exhibits, amendments and supplements thereto being referred to collectively in this Agreement as the “Offer Documents”) and (ii) cause the Offer Documents to be disseminated to holders of Company Common Shares as required by applicable Law.

(b)    The Buyer Parties shall cause the Offer Documents to (i) comply in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder, and (ii) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents.

(c)    The Company and its counsel shall be given a reasonable opportunity to review and comment on the Offer Documents (including any amendment or supplement thereto) prior to the filing thereof with the SEC. The Buyer Parties shall (i) promptly provide the Company and its counsel with a copy of any written comments or a description of any oral comments received by Parent or Purchaser (or by counsel to

Parent or Purchaser) from the SEC or its staff with respect to the Offer Documents, and (ii) give the Company and its counsel a reasonable opportunity to review and comment on any response formulated in connection with such comments prior to filing thereof with the SEC. Each of the Buyer Parties shall respond as promptly as practicable to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.

(d)    To the extent required by the applicable requirements of the Exchange Act and the rules and regulations thereunder: (i) each of Parent, Purchaser and the Company shall promptly correct any information provided by it for use in the Offer Documents if such information shall have become false or misleading in any material respect, and (ii) each of the Buyer Parties shall take all steps necessary to promptly cause the Offer Documents, as supplemented or amended to correct such information, to be filed with the SEC and to be disseminated to holders of Company Common Shares.

(e)    Parent shall cause to be provided to Purchaser all of the funds necessary to purchase any Company Common Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement.

Section 2.03    Actions by the Company.

The Company (following the unanimous recommendation of the Special Committee) hereby approves of and consents to the Offer and represents that the Company Board, at a meeting duly called and held (following the unanimous recommendation of the Special Committee), unanimously (i) approved this Agreement and approved the transactions contemplated hereby, including the Offer and the Merger in accordance with the DGCL; (ii) declared that the Offer and the Merger and the other transactions contemplated by this Agreement are fair to, in the best interests of, and advisable to, the Company and the Company Stockholders; (iii) adopted resolutions recommending that the Company Stockholders accept the Offer, tender their Company Common Shares pursuant to the Offer and adopt this Agreement and approve the Merger, if required (the “Company Board Recommendation”); provided, however, that the Company Board may withdraw, modify or amend the Company Board Recommendation as provided by Section 8.03 of this Agreement; and (iv) adopted resolutions taking all other actions necessary to render Section 203 of the DGCL inapplicable to each of the Offer, the Merger and the transactions contemplated by this Agreement. None of the aforesaid actions by the Company Board has been amended, rescinded or modified as of the date hereof. The Company hereby consents to the inclusion in the Offer Documents of the Company Board Recommendation to the extent such Company Board Recommendation is not withdrawn in accordance with Section 8.03 of this Agreement. To the extent the foregoing recommendation is amended or modified in accordance with Section 8.03 of this Agreement, the Company hereby consents to the inclusion of such recommendation, as so amended or modified, in the Offer Documents. The Company represents that it has obtained all necessary consents to permit the inclusion in its entirety of the fairness opinions of Bear, Stearns & Co. Inc. and Houlihan Lokey Howard & Zukin Financial Advisors, Inc. in the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the

“Schedule 14D-9”) and, in each case, as necessary, the proxy statement (including the form of proxies) or information statement relating to the vote of the Company Stockholders (if any) with respect to this Agreement (as amended, supplemented or modified, the “Proxy/Information Statement”).

(a)    On the Offer Commencement Date, the Company shall file with the SEC and (following or contemporaneously with the initial dissemination of the Offer Documents to holders of Company Common Shares to the extent required by applicable federal securities laws) disseminate to holders of Company Common Shares the Schedule 14D-9 that, subject to Section 8.03, shall contain the Company Board Recommendation. Except in connection with an Adverse Recommendation Change made in accordance with Section 8.03, Parent and its counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 (including any amendment or supplement thereto) prior to the filing thereof with the SEC. The Company shall, except with respect to any disclosure made relating to an Adverse Recommendation Change in accordance with Section 8.03: (i) promptly provide Parent and its counsel with a copy of any written comments and a description of any oral comments received by the Company (or its counsel) from the SEC or its staff with respect to the Schedule 14D-9, (ii) give Parent and its counsel a reasonable opportunity to review and comment on any response formulated in connection with such comments prior to the filing thereof with the SEC, and (iii) respond promptly to any such comments. The Company agrees that the Schedule 14D-9 shall comply in all material respects with the requirements of the Exchange Act and, on the date filed with the SEC and on the date first published, sent or given to the Company Stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Schedule 14D-9. To the extent required by the applicable requirements of the Exchange Act and the rules and regulations thereunder: (A) each of Parent, Purchaser and the Company shall promptly correct any information provided by it for use in the Schedule 14D-9 if such information shall have become false or misleading in any material respect, and (B) the Company shall take all steps necessary to cause the Schedule 14D-9, as supplemented or amended to correct such information, to be filed with the SEC. The Buyer Parties shall promptly furnish to the Company all information concerning Parent or Purchaser that may be reasonably requested in connection with any action contemplated by this Section 2.03(a). To the extent requested by the Company, Parent shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the Company’s Stockholders together with the Offer Documents disseminated to the Company’s Stockholders.

(b)    In connection with the Offer, the Company shall instruct its transfer agent to furnish to Purchaser a list, as of the most recent practicable date, of the record holders of Company Common Shares and their addresses, as well as mailing labels containing such names and addresses. The Company will furnish Purchaser with such additional information (including any security position listings in the Company’s possession or reasonably obtainable by the Company) and assistance as Purchaser may reasonably request for purposes of communicating the Offer to the record holders and beneficial holders of Company Common Shares. All information furnished in accordance with this Section 2.03(b) shall be held in confidence by the Buyer Parties in accordance with the requirements of the Confidentiality Agreement, and shall be used by the Buyer Parties only in connection with the communication of the Offer and the dissemination of any Proxy/Information Statement relating to the Merger to the holders of Company Common Shares.

Section 2.04    Board of Directors.

(a)    After the first time that Purchaser accepts for payment any Company Common Shares tendered pursuant to the Offer (the “Acceptance Time”), and at all times thereafter, the Company will, upon Parent’s request and subject to compliance with applicable Law, take all actions reasonably necessary to cause persons designated by Parent to become directors of the Company so that the total number of such persons equals that number of directors, rounded up to the next whole number, determined by multiplying: (i) the total number of directors on the Company Board (after giving effect to the directors elected or designated by Parent in accordance with this Section 2.04(a)) by (ii) the percentage that the number of Company Common Shares beneficially owned by Parent, Purchaser or any of their respective Affiliates immediately following the Acceptance Time bears to the total number of Company Common Shares outstanding at the Acceptance Time (determined on a fully-diluted basis but disregarding any unvested stock options and other unvested rights to acquire Company Common Shares). The Company will take all actions reasonably necessary to permit Parent’s designees to be elected to the Company Board in accordance with this Section 2.04(a), including using reasonable efforts to secure the resignation of directors, promptly filling vacancies or newly created directorships on the Company Board, increasing the size of the Company Board, and/or amending the bylaws of the Company; provided, however, that prior to the Merger Effective Time, the Company Board shall always have at least two Continuing Directors (including at least two members of the Special Committee, as then constituted, for so long as such persons are willing and able to serve as members of the Special Committee). The Company shall, upon Parent’s request following the Acceptance Time, and at all times thereafter, also cause Persons designated by Parent to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board (other than the Special Committee), (ii) each board of directors (or similar body) of each Company Subsidiary, and (iii) each committee (or similar body) of each such board, in each case, to the extent permitted by applicable Law and the rules and regulations of Nasdaq. For purposes of this Section 2.04(a), any and all members of the Company Board immediately prior to the Acceptance Time who remain on the Company Board after such designation by Parent pursuant to this Section 2.04(a) shall be referred to as “Continuing Directors”.

(b)    In the event that Parent’s designees are elected or appointed to the Company Board pursuant to Section 2.04(a) hereof, until the Merger Effective Time, the Company Board shall have at least such number of directors as may be required by the rules and regulations of Nasdaq or the federal securities Laws who are considered independent directors within the meaning of such rules and Laws (“Independent

Directors”); provided, however, that in such event, if the number of Independent Directors shall be reduced below the number of directors as may be required by such rules or securities laws for any reason whatsoever, the remaining Independent Director(s) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of this Agreement or, if no other Independent Director then remains, the other directors shall designate such number of directors as may be required by the rules and regulations of Nasdaq and the federal securities laws, to fill such vacancies who shall not be stockholders or Affiliates of Parent or Purchaser, and such Persons shall be deemed to be Independent Directors for purposes of this Agreement.

(c)    The Company’s obligation to cause Parent’s designees to be elected or appointed to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The Company shall promptly take all actions, and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors, as Section 14(f) of the Exchange Act and Rule 14f-1 thereunder require in order to fulfill its obligations under this Section 2.04, so long as Parent shall have timely provided to the Company all information with respect to Parent and its designees, officers, directors and Affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. Parent shall promptly supply to the Company in writing, and shall be solely responsible for, all such information.

Section 2.05    Actions by Directors. Following the election or appointment of Parent’s designees to the Company Board pursuant to Section 2.04(a), and until the Merger Effective Time, the approval of a majority of the Continuing Directors shall be required to authorize: (a) any amendment to or termination of this Agreement by the Company; (b) any amendment to the Company Charter or Company Bylaws; (c) any extension of time for the performance of any of the obligations or other acts of Parent or Purchaser; (d) any waiver of compliance with any covenant of Parent or Purchaser or any condition to any obligation of the Company or any waiver of any right of the Company under this Agreement; (e) any Adverse Recommendation Change; and (f) any other consent or action by the Company or the Company Board with respect to this Agreement, the Offer or the Merger or any other transaction contemplated thereby or in connection therewith. The authorization of any such matter by a majority of the Continuing Directors shall constitute the authorization of such matter by the Company Board, and no other action on the part of the Company or any other director of the Company shall be required to authorize such matter.

Section 2.06    Top-Up Option.

(a)    The Company grants to Purchaser an option, for so long as this Agreement has not been terminated pursuant to Section 10.01 (the “Top-Up Option”), to purchase from the Company up to a number of newly-issued Company Common Shares equal to the number (such number of Company Common Shares, the “Top-Up Amount”) of Company Common Shares that, when added to the number of Company Common Shares owned by Purchaser at the time of exercise of the Top-Up Option, constitutes one (1) Company Common Share more than 90% of the number of Company Common

Shares that would be outstanding as determined on a fully diluted basis immediately after the issuance of all Company Common Shares issued pursuant to the Top-Up Option; provided that the Top-Up Option shall not be exercisable unless (i) immediately prior to such exercise, Purchaser owns at least a majority of the Company Common Shares then outstanding and (ii) immediately after such exercise Purchaser would own more than ninety percent (90%) of the Company Common Shares then outstanding.

(b)    Subject to no statute, rule or regulation having been enacted or promulgated by any Governmental Authority which prohibits the consummation of the Merger and there being no order or injunction of a court of competent jurisdiction in effect preventing consummation of the Top-Up Option or the Merger, Purchaser may exercise the Top-Up Option, and Purchaser shall exercise the Top-Up Option upon the written request of the Company Board or a majority of the Continuing Directors, in whole but not in part, at any one time after the occurrence of a Top-Up Exercise Event and prior to the Merger Effective Time. For purposes of this Agreement, a “Top-Up Exercise Event” shall occur if (i) the Acceptance Date shall have occurred and (ii) the Company has a number of authorized but unissued Company Common Shares that are not committed to be issued at least equal to the Top-Up Amount. Except as otherwise provided in Section 2.06(c), the aggregate purchase price payable for the Company Common Shares being purchased by Purchaser pursuant to the Top-Up Option shall be payable in cash. Except as otherwise provided in Section 2.06(c), the aggregate amount of cash payable to the Company in respect of the Company Common Shares being purchased by Purchaser pursuant to the Top-Up Option shall be determined by multiplying the number of such Company Common Shares by the Offer Price.

(c)    Notwithstanding anything to the contrary contained in Section 2.06(b), in lieu of paying cash to the Company for any or all of the consideration for the Company Common Shares being purchased pursuant to the Top-Up Option as described in Section 2.06(b), Purchaser may execute and deliver to the Company a promissory note guaranteed by Parent and having a principal amount equal to the amount of consideration not paid in cash. Any such promissory note shall bear interest at the rate of the one-year LIBOR rate in effect at the time of issuance of the note and shall mature on the first anniversary of the date of execution and delivery of such promissory note.

(d)    In the event that Purchaser wishes or is required to exercise the Top-Up Option, Purchaser shall deliver to the Company a notice setting forth (i) the number of Company Common Shares that Purchaser intends to purchase pursuant to the Top-Up Option, (ii) the manner in which Purchaser intends to pay the applicable exercise price, and (iii) the place and time at which the closing of the purchase of such Company Common Shares by Purchaser is to take place. At the closing of the purchase of such Company Common Shares, Purchaser shall cause to be delivered to the Company the consideration required to be delivered in exchange for such Company Common Shares, and the Company shall cause to be issued to Purchaser a certificate representing such Company Common Shares. In the event Purchaser is required to exercise the Top-Up Option pursuant to Section 2.06(b), the closing of the purchase of the Company Common Shares issuable pursuant thereto shall occur within three (3) Business Days following the written request of the Company Board or a majority of the Continuing Directors referred to in Section 2.06(b).

(e)    Notwithstanding any other provision of this Section 2.06, the number of newly-issued Company Common Shares that Purchaser shall be entitled to purchase under this Section 2.06 shall be limited to the number of shares that may be purchased by Purchaser in compliance with all applicable provisions of the rules and regulations of Nasdaq without requiring a stockholder vote.

ARTICLE III

THE MERGER

Section 3.01    Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Merger Effective Time, Purchaser shall be merged with and into the Company and the separate corporate existence of Purchaser shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. At the Merger Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

Section 3.02    Charter and Bylaws.

(a)    At the Merger Effective Time, the Company Charter shall be amended and restated in a form specified by Parent. As so amended, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter further amended as provided therein or by applicable Law.

(b)    At the Merger Effective Time, the bylaws of Purchaser in effect immediately prior to the Merger Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

Section 3.03    Effective Time of the Merger. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file a certificate of merger as contemplated by the DGCL (the “Certificate of Merger”), together with any required related certificates, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later date and time as the Company and Parent may agree upon and as is set forth in such Certificate of Merger (such time, the “Merger Effective Time”).

Section 3.04    Closing. Unless this Agreement shall have been terminated in accordance with Section 10.01, the closing of the Merger (the “Closing”) shall occur as promptly as practicable (but in no event later than the third (3rd) Business Day) after all of the conditions set forth in ARTICLE IX (other than conditions that by their terms are required to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived by the party entitled to the benefit of the same, or at such other time and on a date as agreed to by the parties (the “Closing Date”). The Closing shall take place at the offices of Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York 10019, or at such other place as agreed to by the parties hereto.

Section 3.05    Directors and Officers of the Surviving Corporation.

(a)    From and after the Merger Effective Time, the directors of Purchaser immediately prior to the Merger Effective Time shall be the directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

(b)    The officers of the Company immediately prior to the Merger Effective Time shall be the officers of the Surviving Corporation until the earlier of their death, resignation or removal.

ARTICLE IV

EFFECTS OF THE MERGER

Section 4.01    Effects of the Merger on Company Securities. At the Merger Effective Time, by virtue of the Merger and without any action on the part of the Company or the holders of any capital stock of the Company:

(a)    Each Company Common Share held in treasury and each Company Common Share that is owned by LS Fund, Parent or Purchaser immediately prior to the Merger Effective Time (including any Company Common Share acquired by LS Fund, Parent or Purchaser prior to the Merger Effective Time pursuant to any agreements with holders of Company Common Shares (including Company Restricted Shares)) shall be cancelled and retired and shall cease to exist, without any conversion thereof and no payment or distribution shall be made with respect thereto.

(b)    Each Company Common Share issued and outstanding immediately prior to the Merger Effective Time (other than Company Dissenting Shares and Company Common Shares to be cancelled in accordance with Section 4.01(a)), shall be converted and exchanged automatically into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), payable to the holder thereof in accordance with Section 4.03. The Company Common Shares that are to be so converted into the right to receive the Merger Consideration are referred to herein as the “Merger Shares”.

(c)    Immediately prior to the Merger Effective Time, each outstanding qualified or nonqualified option to purchase Company Common Shares (“Company

Stock Options”) under any employee or director share option or compensation plan or arrangement of the Company (collectively, “Incentive Plans”), shall become fully vested and exercisable or payable, as the case may be (whether or not then vested or subject to any performance condition that has not been satisfied, and regardless of the exercise price thereof). At the Merger Effective Time, except as otherwise agreed by Parent and the holder of Company Stock Options with respect to such holder’s Company Stock Options, each Company Stock Option not theretofore exercised shall be cancelled in exchange for the right to receive an amount in cash equal to the product of (i) the excess, if any, of (x) the Merger Consideration over (y) the exercise price per share of such Company Stock Option (ii) multiplied by the total number of Company Common Shares subject to such Company Stock Option (the “Company Option Consideration”), without interest, less such amounts as are required to be withheld or deducted under the Code or any provision of U.S. state or local tax law with respect to the making of such payment. Payment of the Company Option Consideration shall be made as soon as practicable after the Merger Effective Time but in any event within three (3) Business Days following the Merger Effective Time.

(d)    At the Merger Effective Time, each Company Warrant not theretofore exercised shall be cancelled in exchange for the right to receive an amount in cash equal to the product of (i) the excess, if any, of (x) the Merger Consideration over (y) the exercise price per share of such Company Warrant (ii) multiplied by the total number of Company Common Shares subject to such Company Warrant (the “Company Warrant Consideration”), without interest. Payment of the Company Warrant Consideration shall be made as soon as practicable after the Merger Effective Time but in any event within three (3) Business Days following the Merger Effective Time.

(e)    Except as otherwise agreed by Parent and the holder thereof, all restricted share awards, whether time-based or performance-based (“Company Restricted Shares”), granted pursuant to the Incentive Plans or otherwise that remain unvested, automatically shall become fully vested and free of any forfeiture or holding restrictions or performance or other conditions immediately prior to the Merger Effective Time, and each Company Restricted Share shall be considered an outstanding Company Common Share for all purposes of this Agreement, including the right to receive the Merger Consideration.

(f)    At the Merger Effective Time, except as otherwise agreed by Parent and the holder of Company Stock-Based Awards (as defined below) with respect to such holder’s Company Stock-Based Awards, each right of any kind, contingent or accrued, to receive Company Common Shares or benefits measured in whole or in part by the value of a number of Company Common Shares granted under the Incentive Plans or otherwise (including performance shares, restricted stock, restricted stock units, phantom units, deferred stock units and dividend equivalents) other than Company Stock Options and Company Restricted Shares (each, other than Company Restricted Shares and Company Stock Options, “Company Stock-Based Awards”), whether vested or unvested, which is outstanding immediately prior to the Merger Effective Time shall cease to represent a right or award with respect to Company Common Shares, shall become fully vested and free of any forfeiture or holding restrictions or performance or other conditions and shall entitle the holder thereof to receive, at the Merger Effective Time, an amount in cash equal to the Merger Consideration in respect of each Company Common Share underlying a particular Company Stock-Based Award less such amounts as are required to be withheld or deducted under the Code or any provision of U.S. state or local tax law with respect to the making of such payment. With respect to Company Stock-Based Awards held under the Company’s deferred compensation plans, whether in trust or not, (i) such Company Stock-Based Awards shall be exchanged at the Merger Effective Time for an amount in cash equal to the Merger Consideration in respect of each Company Common Share underlying a particular Company Stock-Based Award, (ii) such cash amounts will be deposited in the trust related to the Company’s deferred compensation plan, and (iii) participants in the Company’s deferred compensation plan will become fully vested under such plan in all amounts related to Company Stock-Based Awards.

(g)    Rollover Shares. Notwithstanding Section 4.01(f), between the date hereof and the Acceptance Time, Parent and Purchaser may permit certain designated holders of Company Restricted Shares, Company Common Shares or Company Stock Options that are issued and outstanding immediately prior to the Merger Effective Time, to exchange some or all of their Company Restricted Shares, Company Common Shares or Company Stock Options, as applicable, for shares of common stock (or other class of equity) or stock options of Purchaser or, at Parent’s discretion, Parent on such terms as are reasonably acceptable to Parent and Purchaser (each, a “Rollover Share”). Any such exchange shall be given effect in determining whether a Company Common Share, a Company Restricted Share, a Company Stock Option or a share of the capital stock of Purchaser is outstanding immediately prior to the Merger Effective Time for purposes of this Section 4.01 and for purposes of Section 4.02. Parent and the Company will cooperate to take such actions as they reasonably agree are necessary to effectuate the transactions contemplated by this Section 4.01(g).

Section 4.02    Effects of the Merger on Purchaser Securities. At the Merger Effective Time, by virtue of the Merger and without any action by Purchaser or Parent, as the holder of all outstanding capital stock of Purchaser, each outstanding common share, par value $0.01 per share, of Purchaser issued and outstanding immediately prior to the Merger Effective Time (including, for the avoidance of doubt, any shares of Purchaser received pursuant to Section 4.01(g))shall be converted into and become one fully paid and nonassessable common share, par value $0.001 per share, of the Surviving Corporation, and each other share of any class of capital stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of capital stock of the Surviving Corporation of a class having rights, preferences and limitations that are the same in all material respects as those of the converted shares.

Section 4.03    Payment of Merger Consideration; Stock Transfer Books.

(a)    Prior to the Merger Effective Time, the Company shall appoint as paying agent a bank or trust company reasonably satisfactory to Parent (the “Company Paying Agent”). Prior to the Merger Effective Time, Parent shall deposit or cause

Purchaser to deposit with the Company Paying Agent, for the benefit of the holders of Merger Shares, Company Stock Options, Company Warrants, Company Restricted Shares and Company Stock-Based Awards, cash in an amount sufficient to pay the aggregate Merger Consideration, Company Option Consideration and Company Warrant Consideration required to be paid plus cash in an amount sufficient to pay holders of Company Restricted Shares and Company Stock-Based Awards in accordance with this Agreement (such cash being hereinafter referred to as the “Surviving Corporation Fund”).

(b)    The Surviving Corporation Fund shall be invested by the Company Paying Agent in (i) direct obligations of the United States of America, (ii) obligations for which the full faith and credit of the United States of America is pledged to provide for payment of all principal and interest or (iii) commercial paper obligations receiving the highest rating from either Moody’s Investor Services Inc. or Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., or a combination thereof, as directed by and for the benefit of the Surviving Corporation; provided, however, that no gain or loss thereon shall affect the amounts payable to the holders of Merger Shares, Company Stock Options, Company Warrants, Company Restricted Shares and Company Stock-Based Awards following completion of the Merger pursuant to this ARTICLE IV and Parent shall take all actions necessary to ensure that the Surviving Corporation Fund includes at all times cash sufficient to satisfy Parent’s obligation under this ARTICLE IV. Any and all interest and other income earned on the Surviving Corporation Fund shall promptly be paid to the Surviving Corporation.

(c)    As promptly as practicable after the Merger Effective Time, but in no event more than three (3) Business Days following the Merger Effective Time, Parent and the Surviving Corporation shall cause the Company Paying Agent to mail to each person who was, as of immediately prior to the Merger Effective Time, a holder of record of the Merger Shares (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates representing the Merger Shares (the “Company Common Share Certificates”) or uncertificated Company Common Shares (“Uncertificated Shares”) shall pass, only upon proper delivery of the Company Common Share Certificates or transfer of the Uncertificated Shares to the Company Paying Agent), and (ii) instructions for effecting the surrender of the Company Common Share Certificates or transfer of the Uncertificated Shares in exchange for the Merger Consideration.

(d)    Upon (i) surrender to the Company Paying Agent of Company Common Share Certificates for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, or (ii) receipt of an “agent’s message” by the Company Paying Agent (or such other evidence, if any, of transfer as the Company Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holder of such Company Common Share Certificates or Uncertificated Shares shall be entitled to receive in exchange therefor, in cash, the product of the Merger Consideration multiplied by the number of Company Common Shares represented by such Company Common Share Certificates, and the

Company Common Share Certificates or Uncertificated Shares so surrendered shall forthwith be cancelled.

(e)    In the event of a transfer of ownership of Merger Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration in respect of the applicable Merger Shares may be made to a person other than the person in whose name the Company Common Share Certificates so surrendered or the Uncertificated Shares so transferred is registered if such Company Common Share Certificates shall be properly endorsed or otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment of the Merger Consideration in respect thereof or establish to the reasonable satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered or transferred, as the case may be, as contemplated by this Section 4.03, each Company Common Share Certificate or Uncertificated Share shall be deemed at all times after the Merger Effective Time to represent only the right to receive upon such surrender or transfer the Merger Consideration. No interest shall be paid or will accrue on any cash payable to holders of Company Common Share Certificates or Uncertificated Shares pursuant to the provisions of this ARTICLE IV.

(f)    Any portion of the Surviving Corporation Fund that remains undistributed to the holders of Merger Shares for one year after the Merger Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Merger Shares who have not theretofore complied with this ARTICLE IV shall thereafter look only to the Surviving Corporation for, and the Surviving Corporation shall remain liable for, payment of their claim for the Merger Consideration. None of Parent, the Company Paying Agent or the Surviving Corporation shall be liable to any holder of Merger Shares for any such shares (or dividends or distributions with respect thereto), or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(g)    If any Company Common Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Common Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Company Common Share Certificate, the Company Paying Agent shall pay, in respect of Merger Shares to which such lost, stolen or destroyed Company Common Share Certificate relate, the Merger Consideration to which the holder thereof is entitled.

(h)    At the Merger Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Merger Shares thereafter on the records of the Company. From and after the Merger Effective Time, the holders of Company Common Share Certificates or Uncertificated Shares representing Merger Shares shall cease to have any rights with respect to such shares, except as otherwise provided in this Agreement, the certificate of incorporation of the Surviving Corporation, or by applicable Law.

Section 4.04    Company Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Company Common Shares that are outstanding immediately prior to the Merger Effective Time and that are held by any Person who is entitled to demand, and who properly demands, appraisal of such Company Common Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (such Section, “Section 262,” and such Company Common Shares, “Company Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 4.01(b), but rather, the holders of such Company Dissenting Shares shall, with respect to such Company Dissenting Shares, be entitled only to payment of the fair value of such Company Dissenting Shares in accordance with Section 262; provided that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal of such Company Dissenting Shares under Section 262, then (i) the right of such holder to be paid the fair value of such holder’s Company Dissenting Shares shall cease, (ii) such Company Dissenting Shares shall be deemed to have been converted as of the Merger Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration (without interest thereon) as provided in Section 4.01(b),, and (iii) Parent shall deposit, or cause the Surviving Corporation to deposit with the Company Paying Agent, cash in an amount sufficient to pay the product of the Merger Consideration multiplied by the number of Company Dissenting Shares held by such holder. The Company shall notify Parent as promptly as reasonably practicable of any demands received by the Company for appraisal of any Company Common Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Merger Effective Time, the Company shall not, without the prior written consent of Parent (which consent shall not be unreasonably withheld), voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Section 4.05    Adjustments to Prevent Dilution. In the event that, notwithstanding Section 7.01(b), the Company changes (or establishes a record date for changing) the number of Company Common Shares issued and outstanding prior to the Merger Effective Time as a result of a stock split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or similar transaction with respect to the outstanding Company Common Shares, at any time during the period from the date hereof to the Merger Effective Time (excluding any issuances of Company Common Shares permitted pursuant to the terms of this ARTICLE IV), then the Merger Consideration, Company Option Consideration and Company Warrant Consideration shall be appropriately adjusted, taking into account the record and payment or effective dates, as the case may be, for such transaction.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Disclosure Schedule, the Company SEC Reports or the Company Press Releases, the Company hereby represents and warrants to the Buyer Parties as follows:

Section 5.01    Organization and Qualification; Authority.

(a)    The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Except as set forth in Section 5.01(a) of the Company Disclosure Schedule, the Company (i) is duly qualified or licensed to do business as a foreign corporation and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, and (ii) has all requisite corporate power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted, except where the failure to be so qualified, licensed or in good standing or have such corporate power and authority would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)    The Company has previously provided or made available to Parent copies of the Company Charter and the Company Bylaws and all such documents are in full force and effect and no dissolution, revocation or forfeiture proceedings regarding the Company have been commenced.

Section 5.02    Company Subsidiaries.

(a)    Each of the Company’s subsidiaries, together with the jurisdiction of organization of each such subsidiary, is set forth in Section 5.02(a) of the Company Disclosure Schedule (collectively, the “Company Subsidiaries”). Except as set forth in Section 5.02(a) of the Company Disclosure Schedule, each Company Subsidiary is a corporation, partnership, limited liability company, trust or other organization duly incorporated or organized, validly existing and (to the extent applicable) in good standing under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth in Section 5.02(a) of the Company Disclosure Schedule, each of the Company Subsidiaries has the requisite corporate, limited partnership, limited liability company or similar power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth in Section 5.02(a) of the Company Disclosure Schedule, each of the Company Subsidiaries is duly qualified or licensed to do business, and is (to the extent applicable) in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the conduct or nature of its business makes such qualification or licensing necessary, except for jurisdictions in which the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)    Except as set forth in Section 5.02(b) of the Company Disclosure Schedule, the Company is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries. Except as set forth in Section 5.02(b) of the Company Disclosure Schedule, all of such shares and other equity interests so owned by the Company are validly issued, fully paid and nonassessable and are owned by it free and clear of any Liens.

Section 5.03    Capitalization.

(a)    The authorized capital stock of the Company consists of 75,000,000 Company Common Shares and 5,000,000 shares of preferred stock, par value $.001 per share, of the Company (“Company Preferred Shares”). As of May 31, 2007, (i) 25,122,152 Company Common Shares were issued and outstanding, all of which are validly issued, fully paid and nonassessable and (ii) no Company Common Shares were held in the treasury of the Company. As of the date of this Agreement, no Company Preferred Shares are issued and outstanding.

(b)    As of April 30, 2007, 2,379,969 Company Common Shares were reserved for future issuance pursuant to outstanding Company Stock Options Company Restricted Shares, Company Stock-Based Awards and other purchase rights and stock awards granted pursuant to the Incentive Plans (collectively, the “Company Stock Awards”), and (ii) 3,226,431 Company Common Shares were reserved for future issuance pursuant to outstanding Company Warrants.

(c)    Except as set forth in Section 5.03(c) of the Company Disclosure Schedule:

(i)    there are no options, Company Warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary;

(ii)    there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company;

(iii)    there are no agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of any shares of capital stock of the Company or which restrict the transfer of any such shares, nor does the Company have knowledge of any third-party agreements or understandings with respect to the voting of any such shares or which restrict the transfer of any such shares; and

(iv)    there is no Voting Debt of the Company or any Company Subsidiary outstanding.

Section 5.04    Authority Relative to this Agreement; Validity and Effect of Agreements. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. Except for the approvals described in the following sentence, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on behalf of the Company. No other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than (if the Merger is not consummated pursuant to Section 253 of the DGCL) the adoption of this Agreement by the holders of at least a majority of the outstanding Company Common Shares entitled to vote in accordance with the DGCL (the “Company Stockholder Approval”). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the Buyer Parties, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

Section 5.05    No Conflict; Required Filings and Consents.

(a)    Except as set forth in Section 5.05(a) of the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement do not, and the performance of its obligations hereunder and thereunder will not, (i) conflict with or violate the Company Charter or the Company Bylaws, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 5.05(b) have been obtained and all filings and obligations described in Section 5.05(b) have been made, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound, (iii) require any consent or result in any violation or breach of or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, amendment, acceleration or cancellation) under, or result in the triggering of any payments pursuant to any of the terms, conditions or provisions of any Company Material Contract, or (iv) result in the creation of a Lien or other encumbrance (except for Permitted Liens) on any property or asset of the Company or any Company Subsidiary except, with respect to clauses (iii) and (iv), such triggering of payments, Liens, encumbrances, filings, notices, permits, authorizations, consents, approvals, violations, conflicts, breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)    The execution and delivery by the Company of this Agreement does not, and the performance of its obligations hereunder will not, require any consent, approval, authorization of, or filing with or notification to, any Governmental Authority, except (i) for (A) applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (B) any filings required under the rules and regulations of Nasdaq, (C) the filing of the Certificate of Merger pursuant to the DGCL, (D) any registration, filing or notification required pursuant to state securities or blue sky laws, and (E) those authorizations, licenses, permits, consents, certificates, approvals, and orders required by certain U.S. States and Canada, that may be required for the Company and the Company Subsidiaries to continue to conduct their mortgage-banking business after the Closing that are set forth on Section 5.05(b) of the Company Disclosure Schedule, and (ii) for such consents, approvals, authorizations, permits, filings or notifications the failures of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company is a nationwide mortgage banking company primarily engaged in the business of originating, financing, securitizing, servicing and selling non-prime mortgage loans secured by residential real estate (“HSR Exempt Business”) and the Company and its Subsidiaries in the aggregate do not have assets with a fair market value exceeding $59.8 million, and have not in the last fiscal year derived revenue exceeding $59.8 million, other than assets constituting or revenue derived from HSR Exempt Business and, accordingly, the Offer, the Merger, the Top-Up Option and the other transactions contemplated hereby are exempt from the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”)

Section 5.06    Permits; Compliance with Laws.

(a)    Except as set forth in Section 5.06(a) of the Company Disclosure Schedule, (i) the Company and the Company Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from any Governmental Authority necessary for them to own, lease and operate their properties or to carry on their business as it is now being conducted (collectively, the “Permits”), and (ii) to the knowledge of the Company, all such Permits are valid and in full force and effect, except, with respect to clauses (i) and (ii), where the failure to obtain, maintain or possess, or the suspension or cancellation of, any such Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)    Except as set forth in Section 5.06(b) of the Company Disclosure Schedule, the Company SEC Reports and the Company Press Releases, neither the Company nor any Company Subsidiary is in violation in any material respect of any Laws or Permits applicable to the Company or any Company Subsidiary (including any Laws relating to lending practices), or by which any property or asset of the Company or any Company Subsidiary is bound.

Section 5.07    Absence of Certain Changes or Events. Except as set forth in Section 5.07 of the Company Disclosure Schedule and as disclosed in the Company SEC Reports or the Company Press Releases, since March 31, 2007, there has not been an event, occurrence, effect or circumstance that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

Section 5.08    Absence of Litigation or Regulatory Proceedings. Except as set forth in Section 5.08 of the Company Disclosure Schedule, (i) there is no Action pending or, to the knowledge of the Company, threatened in writing, against the Company or any Company Subsidiaries or any of its or their respective properties or assets except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and (ii) none of the Company or any of the Company Subsidiaries is subject to any order, judgment, writ, injunction or decree, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 5.09    Employee Benefit Plans.

(a)    Section 5.09(a) of the Company Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all material employment, termination, severance or other contracts or agreements to which the Company or any Company Subsidiary is a party, with respect to which the Company or any Company Subsidiary has any obligation or which are maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, officer, director or consultant of the Company or any Company Subsidiary other than any such benefit plans, programs, arrangements, contracts or agreements maintained outside the United States primarily for the benefit of current or former employees, officers, directors or consultants of the Company or any Company Subsidiary (collectively, the “Plans”). The Company has made available to Parent copies, which are correct and complete in all material respects, of the following: (i) the Plans; (ii) the annual report (Form 5500) filed with the Internal Revenue Service (“IRS”) for the last year; (iii) the most recently received IRS determination letter, if any, relating to the Plans; and (iv) the most recent summary plan description for such Plans (or other descriptions of such Plans provided to employees) and all material modifications thereto.

(b)    Each Plan has been operated in material compliance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has received a favorable determination letter from the IRS, or is entitled to rely on a favorable opinion issued by the IRS and, to the knowledge of the Company, no fact or event has occurred since the date of such determination letter or letters from the IRS to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(c)    As of the date hereof, there is no material pending or, to the knowledge of the Company, threatened litigation relating to the Plans. Neither the Company nor any Company Subsidiary sponsors or has sponsored any Plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees of the Company or any Company Subsidiary, except as required by Section 4980B of the Code. The Company or the Company Subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(d)    Full payment has been made, or otherwise properly accrued on the books and records of the Company and any Company Subsidiary, of all amounts that the Company and any Company Subsidiary are required under the terms of the Plans to have paid as contributions to such Plans on or prior to the date hereof (excluding any amounts not yet due).

(e)    There has been no amendment to, announcement by the Company or the Company Subsidiaries relating to, or change in employee participation or coverage under, any Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Except as set forth in Section 5.09(e) of the Company Disclosure Schedule, neither the execution of this Agreement, shareholder approval of this Agreement nor the consummation of the transactions contemplated hereby will (w) entitle any employees of the Company or the Company Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (x) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Plans, (y) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, Parent to merge, amend or terminate any of the Plans or (z) result in payments under any of the Plans which would not be deductible under Section 162(m) or Section 280G of the Code.

(f)    Neither the Company nor any ERISA Affiliate (i) maintains, contributes to, sponsors or has sponsored in the past six years any Plan (or United States based pension plan in the case of an ERISA Affiliate) that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, or (ii) maintains or has an obligation to maintain or contributes to or had an obligation to contribute to a “multiemployer plan” within the meaning of Section 3(37) of ERISA. For purposes of this Section 5.09(f), an entity is an “ERISA Affiliate” of the Company if it would have ever been considered a single employer with the Company under 4001(b) of ERISA or part of the same controlled group as the Company for purposes of Section 302(d)(8)(C) of ERISA.

(g)    All Plans maintained outside the United States primarily for the benefit of employees working outside the United States (such plans hereinafter being referred to as “Non-U.S. Plans”) comply in all material respects with applicable local law. All Non-U.S. Plans are listed on Schedule 5.09(g). The Company Subsidiaries have no material unfunded liabilities with respect to any such Non-U.S. Plan. As of the date hereof, there is no pending or, to the knowledge of the Company, threatened material litigation relating to Non-U.S. Plans.

Section 5.10    Information Supplied. None of the information supplied or to be supplied by the Company relating to the Company and the Company Subsidiaries for inclusion or incorporation by reference in (a) the Offer Documents, (b) the Schedule 14D-9 (including the information required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder) or (c) the Proxy/Information Statement, as required, will, (i) in the case of the Offer Documents, the Schedule 14D-9 and the 14(f) Statement, at the respective times the Offer Documents, the Schedule 14D-9 and the 14(f) Statement are filed with the SEC or first published, sent or given to the Company Stockholders, or (ii) in the case of the Proxy/Information Statement, at the time the Proxy/Information Statement is first mailed to the Company Stockholders or at the time of the Company Stockholders’ Meeting or at the time of any amendment or supplement thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Purchaser in connection with the preparation of the Proxy/Information Statement for inclusion or incorporation by reference therein.

Section 5.11    Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, either the Company or a Company Subsidiary owns, or is licensed or otherwise possesses legally enforceable rights to use, subject to any existing licenses or other grants of rights to third parties, all Intellectual Property used in their respective businesses as currently conducted (collectively, the “Company Intellectual Property”). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) as of the date hereof, there are no pending or, to the knowledge of the Company, threatened claims by any person alleging infringement of any material Intellectual Property rights of any person by the Company or any Company Subsidiaries for their use of the Company Intellectual Property, (b) to the knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries does not infringe any Intellectual Property rights of any person, (c) as of the date hereof, neither the Company nor any Company Subsidiary has made any claim of a violation or infringement by others of its rights to or in connection with the Company Intellectual Property, and (d) to the knowledge of the Company, no person is infringing any Company Intellectual Property.

Section 5.12    Taxes. Except as set forth in Section 5.12 of the Company Disclosure Schedule:

(a)    all material Tax Returns required to be filed by the Company or any of the Company Subsidiaries have been filed (except those under valid extension) and such Tax Returns are true, complete, and correct in all material respects;

(b)    all material Taxes due and payable by the Company or any of the Company Subsidiaries have been timely paid, withheld, or provided for to the extent required by and in accordance with GAAP on the Company’s most recent consolidated financial statements;

(c)    neither the Company nor any of the Company Subsidiaries has received written notice of any material proceeding or audit against, or with respect to any material Taxes of, the Company or any of the Company Subsidiaries that has not been finally resolved;

(d)    neither the Company nor any of the Company Subsidiaries has granted any extension or waiver of the limitation period applicable to any material income Tax Returns;

(e)    there are no material liens for Taxes (other than Permitted Liens) upon any of the assets of the Company or any of the Company Subsidiaries;

(f)    neither the Company nor any of the Company Subsidiaries is a party to or is bound by any Tax sharing agreement (other than such an agreement exclusively between or among the Company and the Company Subsidiaries);

(g)    neither the Company nor any of the Company Subsidiaries (A) has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group with the Company or any of the Company Subsidiaries as the common parent) or (B) has any liability for any material Taxes of any Person (other than the Company or any of the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law); and

(h)    Neither the Company nor any of the Company Subsidiaries has engaged in any “reportable transaction” within the meaning of Treasury Regs. Section 1.6011-4.

Section 5.13    Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a)    the Company and the Company Subsidiaries have at all times been in compliance with all Environmental Laws and all real property currently or formerly owned or leased by the Company and the Company Subsidiaries or on which the Company or any Company Subsidiary has had a Lien (i) are and have been in compliance with all Environmental Laws, (ii) are not the subject of any pending written notice from any Governmental Authority or other Person alleging the violation of or liability under any applicable Environmental Laws, (iii) are not currently subject to any court order, administrative order or decree arising under any Environmental Law, (iv) are not the subject of any environmental investigation or remediation, and (v) have not had any release or disposal of Hazardous Substances except as permitted under and would not reasonably be expected to result in liability under applicable Environmental Laws; and

(b)    notwithstanding any other provision of this Agreement, this Section 5.13 sets forth the Company’s sole and exclusive representations and warranties with respect to compliance with and liability under Environmental Laws.

Section 5.14    Material Contracts. Other than any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act) filed as an exhibit to the Company SEC Reports, Section 5.14 of the Company Disclosure Schedule lists each of the written contracts and agreements to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound (a) that is material and was not entered into in the ordinary course of business or (b) that purports to limit the right of the Company or the Company Subsidiaries (i) to engage or compete in any line of business or (ii) to compete with any person or operate in any location, in the case of each of (i) and (ii), in any respect material to the business of the Company and the Company Subsidiaries, taken as a whole (each such agreement and contract, including any contract filed as an exhibit to the Company SEC Reports, being a “Company Material Contract”). Notwithstanding anything in this Section 5.14, “Company Material Contract” shall not include any contract that (i) is terminable upon one hundred twenty (120) days’ or less notice without a penalty premium, (ii) will be fully performed or satisfied as of or prior to the Acceptance Time, or (iii) is solely between the Company and one or more Company Subsidiaries or is solely between Company Subsidiaries. Except as set forth in Section 5.14 of the Company Disclosure Schedule and as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) neither the Company nor any Company Subsidiary is and, to the knowledge of the Company, no other party is in breach or violation of, or default under, any Company Material Contract, (ii) none of the Company or any Company Subsidiary has received any claim of default under any Company Material Contract, and (iii) no event has occurred which would result in a breach or violation of, or a default under, any Company Material Contract (in each case, with or without notice or lapse of time or both). Except as set forth in Section 5.14 of the Company Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Company Material Contract is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Company or Company Subsidiaries, as applicable, and, to the knowledge of the Company, with respect to the other parties hereto.

Section 5.15    Interested Party Transactions. Except as set forth in Section 5.15 of the Company Disclosure Schedule, in the Company SEC Reports or the Company Press Releases, each as amended prior to the date hereof, there are no Company Material Contracts, agreements or loans between the Company or any Company Subsidiary, on the one hand, and (a) any officer or director of the Company, (b) any record or beneficial owner of five percent (5%) or more of the total Company Common Shares, or (c) any affiliate of any such officer, director or record or beneficial owner, on the other hand.

Section 5.16    Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Offer, the Merger or the other transactions contemplated by this Agreement except that the Special Committee has employed, pursuant to agreements correct copies of which have been provided to Parent, Bear, Stearns & Co. Inc., Houlihan Lokey Howard & Zukin Financial Advisors, Inc., and Friedman, Billings, Ramsey & Co., Inc. as its financial advisors.

Section 5.17    Opinion of Financial Advisors. The Special Committee has received opinions of Bear, Stearns & Co. Inc. and Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the effect that, as of the date hereof, the Merger Consideration to be received in the Offer and the Merger is fair from a financial point of view to the holders of Company Common Shares.

Section 5.18    State Takeover Statutes. Assuming the accuracy of the representation of the Buyer Parties in Section 6.08 hereof, the Company has taken all action necessary to exempt this Agreement, the Offer, the Merger and the other transactions contemplated hereby from the restrictions on business combinations imposed by Section 203 of the DGCL, and, accordingly such restrictions shall not apply to any such transactions. No other “control share acquisition,” “fair price,” “moratorium” or other anti-takeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

Section 5.19    Representations Regarding Mortgage Banking Business.

(a)    Definitions. For purposes of this Section 5.19, the following terms shall have the following meanings:

“Agency” means HUD or the applicable State Agency.

“Applicable Requirements” means and includes, as of the time of reference, with respect to the origination, servicing, insuring, purchase, sale or filing of claims in connection with Residential Mortgage Loans, all of the following: (A) all contractual obligations of the Company and the Company Subsidiaries or any originator, including any contained in a Mortgage Loan Document or in an Investor Agreement, (B) applicable Laws binding upon the Company or any of the Company Subsidiaries or any originator and (C) all other applicable requirements, handbooks, manuals and guidelines of the Company and the Company Subsidiaries and of each Governmental Authority having jurisdiction, including those of any Investor or Insurer that insured or purchased the Residential Mortgage Loan. Notwithstanding the foregoing, Applicable Requirements shall exclude each of the Company’s or the Reporting Subsidiary’s obligation to file in a timely manner its Annual Report on Form 10-K for the fiscal year ended December 31, 2006, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, and/or the Quarterly Report on Form 10-Q for the second and third quarters of 2007.

“Bankruptcy and Equity Exception” means the bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles to which the due execution and delivery of this Agreement by the Company is subject insofar as it constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms.

“Foreclosure” means the process culminating in the acquisition of title to a mortgaged property in a foreclosure sale or by a deed in lieu of foreclosure or pursuant to any other comparable procedure allowed under applicable requirements.

“HUD” means the United States Department of Housing and Urban Development.

“Insurer” means a Person who insures or guarantees all or any portion of the risk of loss on any Residential Mortgage Loan, including any provider of PMI, standard hazard insurance, flood insurance, earthquake insurance or title insurance, with respect to any Residential Mortgage Loan or related Mortgaged Property.

“Investor Agreement” means any agreement pursuant to which an Investor purchased Mortgage Loans and any other agreement governing the holding, sale or servicing of any such Mortgage Loans.

“Lien” means any lien, charge, pledge, security interest, claim or other encumbrance.

“Mortgage” means a mortgage, deed of trust or other security instrument that creates a lien on real property.

“Mortgage Loan” means any Residential Mortgage Loan, other than a Warehouse Loan, that was originated or purchased and subsequently sold by the Company or any Company Subsidiary, as applicable, and that has not been repaid or refinanced.

“Mortgage Loan Documents” means the documents relating to Residential Mortgage Loans required by Applicable Requirements to originate and service the Residential Mortgage Loans, whether on hard copy, microfiche or its equivalent or in electronic format and, to the extent required by Applicable Requirements, credit and closing packages and disclosures.

“Mortgage Note” means, with respect to a Residential Mortgage Loan, a promissory note or notes, or other evidence of indebtedness, with respect to such Residential Mortgage Loan secured by a Mortgage or Mortgages, together with any assignment, reinstatement, extension, endorsement or modification thereof.

“Mortgaged Property” means the real property that secures a Mortgage Note and that is subject to a Mortgage.

“Mortgagor” means the obligor(s) on a Mortgage Note or owners of a Mortgaged Property.

“Originator” means, with respect to any Residential Mortgage Loan, each entity or individual that (i) took the relevant Mortgagor’s loan application, (ii) processed the relevant Mortgagor’s loan application or (iii) closed and/or funded such Residential Mortgage Loan.

“PMI” means the default insurance provided by private mortgage insurance companies.

“Prior Servicer” means any party that was a servicer or subservicer of any Residential Mortgage Loan before the Company or any Company Subsidiary or the current servicer, as applicable, became the servicer or subservicer of the Residential Mortgage Loan.

“Residential Mortgage Loan” means a loan evidenced by a Mortgage Note with respect to which the Mortgaged Property is Residential Property.

“Residential Property” means any Mortgaged Property, securing a Residential Mortgage Loan, consisting of a single parcel of real property with a detached single-family residence thereon, or a two- to four-family dwelling, a townhouse, or an individual condominium unit in a condominium, a cooperative unit, or an individual unit in a planned unit development.

“State Agency” means any state agency or other entity with authority to regulate the activities of the Company or any Company Subsidiary relating to the origination or servicing of Residential Mortgage Loans or to determine the investment or servicing requirements with regard to Mortgage Loan origination, purchasing, servicing, master servicing or certificate administration performed by the Company or any Company Subsidiary.

“Warehouse Loan” means a Residential Mortgage Loan secured by a Mortgage, that, as of the Merger Effective Time, is owned by the Company.

(b)    Lender and Servicer Qualifications.

(i)    To the knowledge of the Company, the Company and each appropriate Company Subsidiary have during the last three (3) years held and currently hold all material licenses necessary to conduct its respective current mortgage banking business.

(ii)    The Company and the Company Subsidiaries have been and are in compliance with all Applicable Requirements applicable to it, its assets and its conduct of business, except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect. Except as set forth in Section 5.19(b)(ii) of the Company Disclosure Schedule, the Company and the Company Subsidiaries have timely filed, or will have timely filed by the Acceptance Time, all material reports required to be filed by any Investor, Governmental Authority or Insurer or by any Applicable Requirements. To the knowledge of the Company or any Company Subsidiary, neither the Company nor any Company Subsidiary has done or caused to be done, or has failed to do or omitted to be done, any act, the effect of which would operate to invalidate or materially impair (1) any private mortgage insurance or commitment of any private mortgage Insurer to insure, (2) any title insurance policy, (3) any hazard insurance policy, (4) any flood insurance policy, (5) any fidelity bond, direct surety bond, or errors and omissions insurance policy required by private mortgage insurers, or (6) any surety or guaranty agreement, except for such invalidations or impairments as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect. No Agency, Investor or private mortgage Insurer has (x) except as set forth in Section 5.19(b)(ii) of the Company Disclosure Schedule, claimed that the Company or any Company Subsidiary has violated or has not complied with the applicable underwriting standards with respect to the Mortgage Loans sold by the Company or any Company Subsidiary to an Investor or Agency, or with respect to any sale of mortgage servicing rights to an Investor, or (y) imposed restrictions on the activities (including commitment authority) of the Company or any Company Subsidiary, except in each case as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect. Since June 30, 2006, no Agency or Investor has indicated to the Company or any Company Subsidiary that it has terminated or intends to terminate its relationship with the Company or any Company Subsidiary for poor performance, poor loan quality or concern with respect to the Company’s or any Company Subsidiary’s compliance with Laws.

(iii)    As of the date hereof, the Company does not have knowledge of any reason why (1) all regulatory approvals from any Governmental Authority required for the consummation of the transactions contemplated by this Agreement should not be obtained or (2) any condition to the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement as set forth in ARTICLE VII should not be satisfied.

(c)    Warehouse Loans and Mortgage Loans.

(i)    Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect, each Warehouse Loan (1) except as set forth in Section 5.19(c)(i) of the Company Disclosure Schedule, is eligible, for sale to, and insurance by, or pooling to collateralize securities issued or guaranteed by, the applicable Investor, Agency or Insurer; (2) complies with all Applicable Requirements; (3) is evidenced by a Mortgage Note with such terms as are customary in the business; (4) is duly secured by a mortgage with such terms as are customary in the business and which grants the holder thereof either a first lien on the subject property (including any improvements thereon) with respect to Warehouse Loans originated as first mortgages, and with respect to Warehouse Loans originated as second mortgages, a second priority lien on the subject property, and which constitutes a security interest that has been duly perfected and maintained (or is in the process of perfection in due course) and is in full force and effect and is insured by a title policy issued by a company acceptable to the applicable Agency or Investor to the extent required by the applicable Agency or Investor; (5) is accompanied by a hazard insurance policy covering improvements on the Mortgaged Property subject to such Mortgage, with a loss payee clause in favor of the Company or any Company Subsidiary or assignee of the Company or any Company Subsidiary, which insurance policy or policies covers such risks as are customarily insured against in accordance with industry practice and in accordance with Investor or Agency requirements, and which includes flood insurance and/or special hazard insurance where either is required by an Investor or Agency or requested by the Mortgagor; and (6) is covered by a policy of private mortgage insurance, if required by the terms of any Contract or any applicable Law. The Company and the Company Subsidiaries have complied with all of their obligations under the insurance policies described in this clause (i) and the Company and the Company Subsidiaries have complied with all applicable provisions of any such insurance or guaranty contract or policy and applicable Law, the insurance or guaranty is in full force and effect with respect to each such Warehouse Loan, and there is no default that would result in the revocation of any such insurance or guaranty, in each case except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.

(ii)    Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect, as of the date the Company or any Company Subsidiary sold each Mortgage Loan, the Mortgage Loan (1) was eligible for sale to, and insurance by, or pooling to collateralize securities issued or guaranteed by, the applicable Investor, Agency or Insurer; (2) complies with all Applicable Requirements; (3) was evidenced by a Mortgage Note with such terms as were customary in the business; (4) was duly secured by a mortgage with such terms as were customary in the business and which granted the holder thereof either a first lien on the subject property (including any improvements thereon) with respect to Mortgage Loans originated as first mortgages, and with respect to Mortgage Loans originated as second mortgages, a second priority lien on the subject, and which constituted a security interest that had been duly perfected and maintained (or was in the process of perfection in due course) and was in full force and effect and was insured by a title policy issued by a company acceptable to the applicable Agency or Investor to the extent required by the applicable Agency or Investor; (5) accompanied by a hazard insurance policy covering improvements on the Mortgaged Property subject to such Mortgage, with a loss payee clause in favor of the Company or any Company Subsidiary or the assignee of the Company or any Company Subsidiary, which insurance policy or policies covered such risks as were customarily insured against in accordance with industry practice and in accordance with Investor or Agency requirements, and which included flood insurance and/or special hazard insurance where either was required by an Investor or Agency or requested by the Mortgagor; and (6) covered by a policy of private mortgage insurance, if required by the terms of any contract or any applicable Law. As of the date the Company sold each Mortgage Loan, the Company and the Company Subsidiaries had complied with all of their obligations under the insurance policies described in this clause (ii) and the Company and the Company Subsidiaries had complied with all applicable provisions of any such insurance or guaranty contract or policy and applicable Law, the insurance or guaranty was in full force and effect with respect to each such Mortgage Loan, and there was no default that would result in the revocation of any such insurance or guaranty, in each case except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.

(iii)    Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect, to the knowledge of the Company, all Warehouse Loans are genuine, valid and legally binding obligations of the Mortgagor thereunder, have been duly executed by a Mortgagor of legal capacity, are enforceable in accordance with their respective terms, and are not subject to any right of rescission, set-off, counterclaim or defense, subject to (1) the Bankruptcy and Equity Exception, (2) applicable Laws requiring creditors to proceed against the collateral before pursuing the borrower and (3) applicable Laws on deficiencies. Set forth in Section 5.19(c)(iii) of the Company Disclosure Schedule is the number of loans that have been modified, extended or deferred by the Company or the Company Subsidiaries in the 12 months preceding the date hereof that resulted in any such loan that was previously reflected as delinquent being classified as current for servicing reporting purposes.

(iv)    Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect, as of the date the Company sold each Mortgage Loan, the Mortgage Loan was a genuine, valid and legally binding obligation of the Mortgagor thereunder, had been duly executed by a Mortgagor of legal capacity, was enforceable in accordance with its respective terms, and was not subject to any right of rescission, set-off, counterclaim or defense, subject to (1) the Bankruptcy and Equity Exception, (2) applicable Laws requiring creditors to proceed against the collateral before pursuing the borrower and (3) applicable Laws on deficiencies.

(v)    All Warehouse Loans owned by the Company or the Company Subsidiaries are owned free and clear of any Lien other than Liens in favor of the Company’s or such Company Subsidiary’s lenders pursuant to financing arrangements. Neither the Company nor any Company Subsidiary has, with respect to any such Warehouse Loan, released any security therefor, except upon receipt of Investor or Agency approval, or accepted prepayment of any such Warehouse Loan which has not been promptly applied to such Warehouse Loan in accordance with the terms thereof. To the knowledge of the Company, there exists no physical damage to any Mortgaged Property securing any Warehouse Loan, which physical damage is not insured against in compliance with the Applicable Requirements or would cause any Warehouse Loan to become delinquent or adversely affect the value or marketability of any Warehouse Loan, except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.

(vi)    The Company has provided Parent with a true and accurate copy of the internal policies and procedures of the Company and the Company Subsidiaries with respect to the origination, insuring, purchase, sale, servicing or filing of claims in connection with Residential Mortgage Loans.

(d)    No Recourse. Neither the Company nor any Company Subsidiary is a party to (A) any Contract with (or otherwise obligated to) any Person, including an Investor, Agency or Insurer, to repurchase from any such Person any Warehouse Loan,

Mortgaged Property or previously disposed Mortgage Loans, except in the case where such repurchase obligation is based upon a breach by the Company or any Company Subsidiary of a customary representation, warranty or undertaking; or (B) any Contract to reimburse, indemnify or hold harmless any Person or otherwise assume any liability with respect to any loss suffered or incurred as a result of any default under or the sale of any such Warehouse Loan, Mortgaged Property, or previously disposed Mortgage Loans, except in the case where such reimbursement, indemnification or assumption obligation is based upon a breach by the Company or any Company Subsidiary of a customary representation, warranty or understanding. As of the date hereof, except as set forth in Section 5.19(d) of the Company Disclosure Schedule, no such reimbursement, indemnification or assumption obligation has arisen or been accelerated upon such a breach.

(e)    The Reporting Subsidiary’s Retained Interests. Except for any Lien on the Retained Interests (as defined below) arising under the Loan Agreement, dated as of March 30, 2007, among Accredited Home Lenders, Inc., the Reporting Subsidiary, the Company, certain lending entities, and Farallon Capital Management L.L.C. the Retained Interests are owned by the Reporting Subsidiary free and clear of any Lien, and may be freely sold, mortgaged, pledged, charged or otherwise encumbered by the Reporting Subsidiary or any successor thereto, subject to any restrictions on transfer arising under applicable Law, including restrictions arising under U.S. federal and state securities laws, and restrictions as to the necessary qualification of any transferee as a REIT or a Qualified REIT Subsidiary under the Code. The Reporting Subsidiary’s investments in its portfolios of Mortgage Loans entitles it to receive the cash flow generated by the Mortgage Loans in excess of the required payments under contractual obligations to the Investors and other expenses of the securitization, including servicing fees, trustee fees and insurer premiums (the “Retained Interests”).

Section 5.20    Company SEC Reports. Except as set forth in Section 5.20 of the Company Disclosure Schedule, each of the Company and the Reporting Subsidiary has filed or furnished, as applicable, on a timely basis all Company SEC Reports. Each of the Company SEC Reports, at the time of its filing or being furnished, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Company SEC Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company SEC Reports did not and any Company SEC Reports filed or furnished with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES

The Buyer Parties hereby jointly and severally represent and warrant to the Company as follows:

Section 6.01    Organization. Each of the Buyer Parties has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not prevent or delay consummation of the Merger or otherwise prevent it from performing its obligations under this Agreement.

Section 6.02    Ownership of Purchaser; No Prior Activities. Purchaser was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement. All the issued and outstanding shares of capital stock of Purchaser are, and as of the Acceptance Time and the Closing Date will be, owned of record and beneficially by Parent.

Section 6.03    Power and Authority. No vote of the members of Parent is necessary to approve this Agreement, the Merger or the other transactions contemplated hereby. Each of the Buyer Parties has all necessary corporate or other power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of the Buyer Parties and the consummation by the Buyer Parties of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action (other than, if the Merger is not consummated pursuant to Section 253 of the DGCL, the adoption of this Agreement by Parent as sole stockholder of Purchaser), and no other corporate proceedings on the part of the Buyer Parties are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by the Buyer Parties and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of the Buyer Parties enforceable against each of the Buyer Parties in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws or by general equity principles.

Section 6.04    No Conflict; Required Filings and Consents.

(a)    The execution and delivery of this Agreement by each of the Buyer Parties do not, and the performance of each of the Buyer Parties’ obligations hereunder will not, (i) conflict with or violate the certificate of incorporation or bylaws of Parent or the certificate of incorporation or bylaws of Purchaser, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 6.04(b) have been obtained and all filings and obligations described in Section 6.04(b) have been made, conflict with or violate any Law applicable to any of the Buyer Parties, or by which any of its properties or assets is bound, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any of its properties or assets pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which it is a party or by which it or any of its properties or assets is bound, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not prevent or delay consummation of the Merger or otherwise prevent it from performing its obligations under this Agreement.

(b)    The execution and delivery of this Agreement by each of the Buyer Parties does not, and the performance of each of the Buyer Parties’ obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, except (i) for (A) applicable requirements, if any, of the Exchange Act, (B) if applicable, filings under the rules and regulations of the Nasdaq or NYSE, and (C) the filing of the Certificate of Merger pursuant to the DGCL, or (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger or otherwise prevent it from performing its obligations under this Agreement.

Section 6.05    Information Supplied. None of the information supplied or to be supplied by Parent or Purchaser for inclusion or incorporation by reference in (a) the Offer Documents, (b) the Schedule 14D-9 (including the information required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder) or (c) the Proxy/Information Statement, as required, will, (i) in the case of the Offer Documents, the Schedule 14D-9 and the 14(f) Statement, at the respective times the Offer Documents, the Schedule 14D-9 and the 14(f) Statement are filed with the SEC or first published, sent or given to the Company Stockholders, or (ii) in the case of the Proxy/Information Statement, at the time the Proxy/Information Statement is first mailed to the Company Stockholders or at the time of the Company Stockholders’ Meeting or at the time of any amendment or supplement thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Purchaser with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

Section 6.06    Absence of Litigation. As of the date hereof, there is no Action pending or, to the knowledge of Parent, threatened in writing against Parent or any of its subsidiaries or any of its or their respective properties or assets except as would not prevent or delay consummation of the Merger or otherwise prevent it from performing its obligations under this Agreement. As of the date hereof, none of Parent or its subsidiaries is subject to any order, judgment, writ, injunction or decree, except as would not prevent or delay consummation of the Merger or otherwise prevent it from performing its obligations under this Agreement.

Section 6.07    Availability of Funds. LS Fund is the beneficiary of equity commitments (the “Equity Financing Commitments”), pursuant to which a number of investors (the “Equity Investors”) have committed capital for discretionary investments by LS Fund. The Equity Financing Commitments are in full force and effect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing, other than as set forth in or contemplated by the Equity Financing Commitments. The aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Equity Financing Commitments, together with other cash and funds available to LS Fund, will be sufficient for Parent and the Surviving Corporation to pay the aggregate Merger Consideration, Company Option Consideration and Company Warrant Consideration to be paid plus cash in an amount sufficient to pay holders of Company Restricted Shares and Company Stock-Based Awards and to pay all related fees and expenses (the “Equity Financing”). As of the date of this Agreement, Parent does not have any reason to believe that any of the conditions to the Equity Financing will not be satisfied or that the Equity Financing will not be available to Parent and Purchaser on the Acceptance Date.

Section 6.08    No Ownership of Company Capital Stock. Except as set forth in Section 6.08 of the Parent Disclosure Schedule, from June 4, 2004 to the date of this Agreement, neither Parent nor Purchaser, nor any of their respective Affiliates, owns or has owned any Company Common Shares or any option, Company Warrant or other right to acquire any Company Common Shares.

Section 6.09    Other Agreements or Understandings. Parent has disclosed to the Company all contracts, arrangements or understandings (and, with respect to those that are written, Parent has furnished to the Company correct and complete copies thereof) between or among Parent, Purchaser, or any affiliate of Parent, on the one hand, and any member of the board of directors or management of the Company or any person that owns 5% or more of the total Company Common Shares, on the other hand.

Section 6.10    Brokers. No broker, finder or investment banker (other than Piper, Jaffray & Co.) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, Purchaser or any of their affiliates.

Section 6.11    No Additional Representations.

(a)    Parent acknowledges that it and its representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company which it and its representatives have desired or requested to review, and that it and its representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company.

(b)    Parent acknowledges that neither the Company nor any person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent and its representatives except as expressly set forth in ARTICLE V (which includes the Company Disclosure Schedule and the Company SEC Documents), and neither the Company nor any other person shall be subject to any liability to Parent or any other person resulting from the Company’s making available to Parent or Parent’s use of such information, or any information, documents or material made available to Parent in the due diligence materials provided to Parent, including in the “data room,” management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement. Without limiting the foregoing, the Company makes no representation or warranty to Parent with respect to any financial projection or forecast relating to the Company or any of the Company Subsidiaries.

(c)    Purchaser is capable of evaluating the merits and risks of entering into this Agreement and performing the transaction contemplated hereby, and has the capacity to protect its own interests in connection with the transactions contemplated hereby.

ARTICLE VII

CONDUCT OF BUSINESS PENDING THE MERGER

Section 7.01    Conduct of Business by the Company Pending the Merger. From the date hereof until the Merger Effective Time, except as required by applicable Law or as required, permitted or otherwise contemplated by this Agreement or as set forth in Section 7.01 of the Company Disclosure Schedule and except with the prior written consent of Parent, and shall cause each of the Company Subsidiaries, to conduct its business in the ordinary course and shall use its commercially reasonable efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries and to preserve the current relationships of the Company and the Company Subsidiaries with any persons with which the Company or any Company Subsidiary has significant business relations. Except as required, permitted or otherwise contemplated by this Agreement or as set forth in Section 7.01 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary shall, between the date of this Agreement and the Merger Effective Time, do any of the following without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed:

(a)    amend, or propose any change to, any provision of the Company Charter or the Company Bylaws, or similar organizational or governance documents, or increase the size of the Company Board except as contemplated by Section 2.04;

(b)    (i) authorize for issuance, issue or sell or agree or commit to issue or sell any shares of any class of capital stock of the Company or any Company Subsidiary or any options, Company Warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest, of the Company or any Company Subsidiary, other than (A) the issuance of Company Common Shares issuable pursuant to Company Stock Awards and Company Warrants outstanding on the date hereof, and (B) the award of Company Stock Options or Company Stock-Based Awards granted in the ordinary course of business; provided, however, that no Company Stock Option award shall, taken together with all other Company Stock Options awarded in 2007, exceed the aggregate Company Stock Options awarded in 2006 (measured by the number of underlying Company Common Shares); provided further, however, that the Company Stock-Based Awards awarded in any fiscal quarter shall not exceed the average of the quarterly Company Stock-Based Awards awarded during 2006 (measured by the aggregate dollar value of such awards), (ii) repurchase, redeem or otherwise acquire any securities or equity equivalents except in connection with the exercise of Company Stock Options or the vesting of or lapse of restrictions on Company Stock Awards, (iii) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions (whether in cash, shares, property or otherwise) in respect of, any shares of the Company’s capital stock or the shares of stock or other equity interests in any Company Subsidiary that is not directly or indirectly wholly-owned by the Company, other than (A) dividends by any direct or indirect Company Subsidiary to the Company or any other Company Subsidiary, (B) dividends paid by the Reporting Subsidiary on shares of its 9.75% Series A Perpetual Cumulative Preferred Shares (the “Reporting Subsidiary Preferred Shares”), (C) dividends paid by Accredited Preferred Securities Trust I, a Subsidiary of the Company, on its trust preferred securities, and (D) dividend equivalents paid with respect to Company Stock Awards or (iv) split, combine or reclassify any shares, stock or other equity interests of the Company or any Company Subsidiary or issue or authorize the issuance of any securities in respect of, in lieu of or in substitution for shares of such shares, stock or other equity interests;

(c)    acquire (by merger, consolidation, acquisition of equity interests or assets, or any other business combination) any corporation, partnership, limited liability company, joint venture or other business organization (or division thereof) or any property, in each case, which are material to the Company and the Company Subsidiaries taken as a whole, other than purchases of inventory, mortgage and real estate related assets and other assets in the ordinary course of business;

(d)    (i) incur any indebtedness for borrowed money, or guarantee such indebtedness of another Person, except (A) pursuant to the existing credit facilities of the Company or a Company Subsidiary or the credit facilities contemplated in clause (ii) in the ordinary course of business consistent with past practice and (B) other indebtedness for borrowed money incurred in the ordinary course of business consistent with past practice in an aggregate amount not in excess of $5,000,000, (ii) enter into new credit facilities other than credit facilities for aggregate borrowings not in excess of $1,000,000,000 on terms that are substantially the same or better than the terms of credit facilities that the Company has in place as of the date hereof; provided that the Company provides Parent with five (5) days’ prior written notice prior to entry into any such new credit facility; (iii) issue or sell any debt securities or other rights to acquire any of its debt securities or of any Company Subsidiary, or (iv) cancel, modify or waive any debts or claims held by the Company or any Company Subsidiary in an aggregate amount greater than $1,000,000 other than in connection with foreclosures, loan modifications, reformations or extensions in the ordinary course of business consistent with past practice;

(e)    except as required by applicable Law, materially amend or terminate any Company Material Contract or enter into any new contract or agreement that, if entered into prior to the date of this Agreement, would have been required to be listed in Section 5.14 of the Company Disclosure Schedule as a Company Material Contract;

(f)    except as required by applicable Law or by the terms of the Plans, (i) increase the compensation or benefits payable to its directors, officers or employees (other than increases made in the ordinary course of business for employees and merit increases in base salary not exceeding ten percent (10%) (provided, however, that such increases are consistent with past practice or are necessary to respond to bona fide offers of employment made by third parties) or (ii) grant to any director, officer or employee of the Company or of any Company Subsidiary any new severance, change of control or termination pay, grant any increase in, or otherwise alter or amend, any right to receive any severance, change of control or termination pay or benefits or establish, adopt, enter into or amend to materially increase benefits under any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, loan, retention, consulting, indemnification, termination, severance or other similar plan, agreement, trust, fund, policy or arrangement with any director, officer or employee;

(g)    make any material changes with respect to accounting policies or procedures, except as required by Law or changes in GAAP which become effective after the date of this Agreement;

(h)    except as required by Law or changes in GAAP which become effective after the date of this Agreement, materially change an annual Tax accounting period, adopt or materially change any Tax accounting method, or settle a material Tax claim or assessment relating to the Company;

(i)    authorize, or enter into any commitment for, any new material capital expenditure (such authorized or committed new material capital expenditures being referred to hereinafter as the “Capital Expenditures”) other than (i) Capital Expenditures set forth in Section 7.01(i) of the Company Disclosure Schedule, and (ii) any other individual Capital Expenditures not in excess of $1,000,000 in the aggregate during any three (3) month period;

(j)    settle any litigation or other proceedings before a Governmental Authority, other than (A) settlements involving payments that are not individually in excess of $1,000,000 or in the aggregate in excess of $2,000,000 and which are not reasonably likely to establish an adverse precedent or basis for subsequent settlements or (B) settlements of mortgage loan repurchase obligations in the ordinary course of business;

(k)    transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of its material assets, product lines or businesses or of the Company or the Company Subsidiaries, including capital stock of any of the Company Subsidiaries, except any such transactions among it and wholly-owned Company Subsidiaries, and except for Liens pursuant to the Company’s or any of the Company Subsidiaries’ existing lines of credit or the sale of mortgages in the ordinary course of business consistent with past practice;

(l)    announce an intention, enter into any agreement or otherwise make a commitment, to do any of the foregoing; and

(m)    enter into any new agreements for the securitization of Mortgage Loans or sell or transfer any loan pools into any new securitization trusts.

Section 7.02    Conduct of Business by Buyer Parties Pending the Merger. The Buyer Parties agree that, between the date of this Agreement and the Merger Effective Time, except as contemplated by this Agreement, they shall not, directly or indirectly, without the prior written consent of the Company, knowingly take or cause to be taken any action that (a) could reasonably be expected to materially delay or impair the consummation of the transactions contemplated by this Agreement, or propose, announce an intention, enter into any agreement or otherwise make a commitment to take any such action, or (b) would cause any of the representations or warranties of the Buyer Parties contained herein to become inaccurate in any material respect or any of the covenants of the Buyer Parties to be breached in any material respect or result in the failure to be satisfied of any of the conditions set forth in ARTICLE IX.

Section 7.03    Conduct of Business by the Company and Parent Pending the Merger. Prior to making any written or oral communications to any of the directors, officers or employees of the Company or any Company Subsidiary pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company and Parent shall provide each other with a copy of the intended communication, the receiving party shall have a reasonable period of time to review and comment on the communication, and the parties hereto shall cooperate in providing any such mutually agreeable communication.

ARTICLE VIII

ADDITIONAL AGREEMENTS

Section 8.01    Proxy/Information Statement; Other Filings; Company Stockholders’ Meeting.

(a)    If approval of the Company Stockholders is required under the DGCL in order to consummate the Merger, as soon as practicable following the later of the Acceptance Time or the expiration of any subsequent offering period provided in accordance with Rule 14d-11 under the Exchange Act, the Company shall prepare and, after consultation with Parent, file with the SEC the Proxy/Information Statement and each of the Company and Parent shall, or shall cause their respective affiliates to, prepare and, after consultation with each other, file with the SEC all Other Filings that are required to be filed by such party in connection with the transactions contemplated hereby. Parent and the Company shall cooperate with one another in connection with the preparation of the Proxy/Information Statement and shall furnish all information concerning such party as the other party may reasonably request in connection with the preparation of the Proxy/Information Statement. Parent and the Company shall each use its reasonable best efforts to have the Proxy/Information Statement cleared by the SEC as promptly as reasonably practicable after such filing. The Company will use reasonable best efforts to cause the Proxy/Information Statement to be mailed to the Company Stockholders as promptly as reasonably practicable after the Proxy/Information Statement is cleared by the SEC.

(b)    Each of Parent and the Company shall as promptly as practicable notify the other of (i) the receipt of any comments from the SEC and all other written correspondence and oral communications with the SEC relating to the Proxy/Information Statement, and (ii) any request by the SEC for any amendment or supplement to the Proxy/Information Statement or for additional information with respect thereto. Parent and its counsel shall be given a reasonable opportunity to be involved in the drafting of, and review and comment upon, all filings by the Company with the SEC in connection with the transactions contemplated hereby, including the Proxy/Information Statement and any amendment or supplement thereto, and all mailings to the Company Stockholders in connection with the Merger and transactions contemplated by this Agreement shall be subject to the reasonable prior review and comment of Parent. All filings by Parent with the SEC in connection with the transactions contemplated hereby shall be subject to the prior review and comment of the Company.

(c)    If at any time prior to the Merger Effective Time any information relating to the Company, Parent or Purchaser, or any of their respective Affiliates, directors or officers, is discovered by the Company, Parent or Purchaser, which should be set forth in an amendment or supplement to the Proxy/Information Statement or Other Filings, so that the Proxy/Information Statement or Other Filings would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the Company Stockholders.

(d)    If approval of the Company Stockholders is required under the DGCL in order to consummate the Merger, the Company, acting through the Company Board, shall, in accordance with the Company Charter and Company Bylaws, promptly after the Acceptance Date and duly call, give notice of, convene and hold as soon as practicable following the date upon which the Proxy/Information Statement is cleared by the SEC, a meeting of the holders of Company Common Shares (the “Company Stockholders’ Meeting”) for the sole purpose of seeking the Company Stockholder Approval and shall, except as otherwise provided in Section 8.03, (i) recommend adoption of this Agreement and include in the Proxy/Information Statement such recommendation and (ii) use its reasonable best efforts to solicit such adoption. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to hold the Company Stockholders’ Meeting if this Agreement is terminated.

(e)    Each of the Buyer Parties shall vote all Company Common Shares acquired in the Offer (or otherwise beneficially owned by it or any of its respective Subsidiaries as of the applicable record date) in favor of the adoption of this Agreement in accordance with the DGCL at the Company Stockholders’ Meeting or otherwise. Parent shall vote all of the shares of capital stock of Purchaser beneficially owned by it in favor of the adoption of this Agreement in accordance with the DGCL.

(f)    Notwithstanding anything to the contrary in this Agreement, in the event that Purchaser shall acquire at least ninety percent (90%) of the issued and outstanding Company Common Shares pursuant to the Offer or otherwise (including, without limitation, pursuant to exercise of the Top-Up Option), each of Parent and Purchaser shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the Company Stockholders, in accordance with Section 253 of the DGCL.

Section 8.02    Access to Information; Confidentiality.

(a)    Upon reasonable prior notice and subject to applicable Law, from the date hereof until the earlier to occur of the termination of this Agreement in accordance with Section 10.01 and the Merger Effective Time, the Company shall, and shall cause the Company Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the Company Subsidiaries to afford Parent, following notice from Parent to the Company in accordance with this Section 8.02(a), reasonable access during normal business hours to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and the Company Subsidiaries, and all other financial, operating and other data and information as Parent may reasonably request. Notwithstanding the foregoing the Company and the Company Subsidiaries shall not be obligated to disclose (i) any information that in the reasonable judgment of the Company, would result in the loss of attorney-client privilege with respect to such information or (ii) any information that would result in a breach of an agreement to which the Company or any of the Company Subsidiaries is a party. Parent shall schedule and coordinate all inspections with the Company and shall give the Company at least three (3) Business Days’ prior written notice thereof, setting forth the inspection or materials that Parent or its representatives intend to conduct or review, as applicable. The Company shall be entitled to have representatives present at all times during any such inspection. No investigation pursuant to this Section 8.02(a) shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger.

(b)    Prior to the Merger Effective Time, all information obtained by Parent pursuant to this Section 8.02 shall be kept confidential in accordance with the confidentiality agreement dated March 29, 2007 between Lone Star U.S. Acquisitions, LLC and the Company (the “Confidentiality Agreement”).

Section 8.03    No Solicitation of Transactions by the Company.

(a)    At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 10.01 hereof and the Acceptance Time, none of the Company or any Company Subsidiary shall, nor shall it authorize or knowingly permit, directly or indirectly, any officer, trustee, director, employee, investment banker, financial advisor, attorney, broker, finder or other agent, representative or affiliate of the Company or any Company Subsidiary to, (i) initiate, solicit, knowingly encourage or knowingly facilitate (including by way of furnishing nonpublic information or assistance) any inquiries or the making of any proposal or other action that constitutes, or may reasonably be expected to lead to, any Company Acquisition Proposal, (ii) enter into discussions or negotiate with any Person in furtherance of such inquiries or to obtain a Company Acquisition Proposal, or (iii) enter into an agreement (other than a confidentiality agreement entered into in accordance with the provisions of this Agreement) with respect to a Company Acquisition Proposal. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, at any time prior to the Acceptance Time, following the receipt by the Company or any Company Subsidiary of a Company Acquisition Proposal, if the Company Board (following the recommendation of the Special Committee, if such committee still exists) determines in good faith after consultation with its legal and financial advisors that such Company Acquisition Proposal is, or could reasonably be expected to lead to, a Company Superior Proposal, the Company Board (following the recommendation of the Special Committee if such committee still exists) may (directly or through advisors or representatives) (1) furnish non-public information with respect to the Company and the Company Subsidiaries to the Person who made such Company Acquisition Proposal (provided that the Company has previously or concurrently furnished such information to Parent), and (2) participate in negotiations regarding such Company Acquisition Proposal; provided that the Company Board determines that failure to take such action referred to in (1) or (2) above would be inconsistent with its fiduciary duties under applicable Law.

(b)    The Company Board shall not, directly or indirectly, (i) (A) withdraw (or amend or modify in a manner adverse to Parent) or publicly propose to withdraw (or amend or modify in a manner adverse to Parent), the Company Board Recommendation (including pursuant to the Schedule 14D-9 or any amendment thereto) or the approval of the Company Board of this Agreement, the Merger or the other transactions contemplated hereby or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Company Acquisition Proposal (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend, or allow the Company or any Company Subsidiary to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding (A) constituting or that could reasonably be expected to lead to any Company Acquisition Proposal or (B) requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement. Notwithstanding the foregoing, at any time prior to the Merger Effective Time, and subject to the Company’s compliance with the other provisions of this Section 8.03 as applicable, the Company Board (following the recommendation of the Special Committee, if such committee still exists) may make an Adverse Recommendation Change if the Company Board (following the recommendation of the Special Committee, if such committee still exists) determines that failure to take such action would be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law.

(c)    The Company shall promptly (and in any event, within twenty-four (24) hours), advise Parent in writing of any Company Acquisition Proposal and the terms and conditions of any such Company Acquisition Proposal. Notwithstanding anything to the contrary set forth in this Agreement, no Adverse Recommendation Change may be made until after at least forty-eight (48) hours following Parent’s receipt of notice from the Company advising that management of the Company currently intends to recommend to the Company Board that it take such action and the basis therefore. In determining whether to make an Adverse Recommendation Change in response to a Company Acquisition Proposal or otherwise, the Company Board shall take into account any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent in response to such notice.

(d)    Nothing in this Section 8.03 or elsewhere in this Agreement shall prevent the Company Board from disclosing any information required to be disclosed under applicable Law or from complying with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act with respect to a Company Acquisition Proposal (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer). In addition, nothing in this Section 8.03 or this Agreement shall prohibit the Company from taking any action that any court of competent jurisdiction orders the Company to take.

Section 8.04    Employee Benefits Matters.

(a)    From and after the Merger Effective Time, Parent shall honor and shall cause the Surviving Corporation to honor all Plans, compensation arrangements and agreements and employment, severance and termination plans and agreements in accordance with their terms as in effect immediately before the Merger Effective Time. For a period of one year following the Merger Effective Time (the “Benefits Continuation Period”), Parent shall provide, or shall cause to be provided, to each current and former employee of the Company and the Company Subsidiaries (“Company Employees”) (i) compensation (including incentive compensation) no less favorable than the compensation (including incentive compensation) provided to Company Employees immediately before the Merger Effective Time and (ii) employee benefits that are no less favorable, in the aggregate, than the benefits provided to Company Employees immediately before the Merger Effective Time.

(b)    For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its subsidiaries providing benefits to any Company Employees after the Merger Effective Time (the “New Plans”), each Company Employee shall, subject to applicable Law and applicable tax qualification requirements, be credited with his or her years of service with the Company and the Company Subsidiaries and their respective predecessors before the Merger Effective Time, to the same extent as such Company Employee was entitled, before the Merger Effective Time, to credit for such service under any similar Company employee benefit plan in which such Company Employee participated or was eligible to participate immediately prior to the Merger Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Plan maintained within the United States in which such Company Employee participated immediately before the consummation of the Merger (such plans, collectively, the “Old Plans”), and (ii) (A) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, unless such conditions would not have been waived under the Old Plans of the Company or the Company Subsidiaries in which such Company Employee participated immediately prior to the Merger Effective Time and (B) Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan. Nothing contained in this Section 8.04 shall (1) be treated as an amendment of any particular Plan, (2) give any third party any right to enforce the provisions of this Section 8.04 or (3) obligate Parent, the Surviving Corporation or any of their Affiliates to (i) maintain any particular Plan or (ii) retain the employment of any particular employee.

(c)    All annual bonus plans for Company Employees for fiscal year 2007 will be continued in accordance with their terms; provided that the bonus plan for fiscal year 2007 shall be calculated without taking into account any expenses or costs associated with or arising as a result of transactions contemplated by this Agreement (including any expenses or costs related to actions undertaken in anticipation of the transactions contemplated by this Agreement) or any non-recurring charges that would not reasonably be expected to have been incurred had the transactions contemplated by this Agreement not been anticipated or occurred, and bonus amounts for the 2007 fiscal year shall not be subject to negative discretion by the administrator for the bonus plans.

(d)    Prior to the Merger Effective Time, if requested by Parent in writing, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall (1) cause to be amended the employee benefit plans and arrangements of it and the Company subsidiaries to the extent necessary to provide that no employees of Parent and its Subsidiaries shall commence participation therein following the Merger Effective Time unless the Surviving Corporation or such Subsidiary explicitly authorizes such participation and (2) cause the Accredited Home Lenders, Inc. 401(k) Retirement Savings Plan to be terminated effective immediately prior to the Merger Effective Time.

(e)    Prior to the Merger Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) of Company Common Shares or Company Stock Options to acquire Company Common Shares (or Company Common Shares acquired upon the vesting of any Company Stock Awards) pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.

Section 8.05    Directors’ and Officers’ Indemnification and Insurance of the Surviving Corporation.

(a)    Without limiting any additional rights that any director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification agreement or under the Company Charter, the Company Bylaws or this Agreement or, if applicable, similar organizational documents or agreements of any of the Company Subsidiaries, from and after the Merger Effective Time, the Surviving Corporation shall, to the fullest extent provided by applicable Law and the Company Charter and Company Bylaws, as now or hereafter in effect: (i) indemnify and hold harmless each person who is at the date hereof or during the period from the date hereof through the Closing Date serving as a director, officer, trustee, employee, agent, or fiduciary of the Company or Company Subsidiaries or as a fiduciary under or with respect to any employee benefit plan (within the meaning of Section 3(3) of ERISA) (collectively, the “Indemnified Parties”), in connection with any Claim and any judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties or amounts paid in settlement) resulting therefrom; and (ii) promptly pay on behalf of or, within thirty (30) days after any request for advancement, advance to each of the Indemnified Parties, to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, any Expenses incurred in defending, serving as a witness with respect to or otherwise participating in any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification or advancement, in each case without the requirement of any bond or other security. The indemnification and advancement obligations of the Surviving Corporation pursuant to this Section 8.05(a) shall extend to acts or omissions occurring at or before the Merger Effective Time and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim relating thereto), and all rights to indemnification and advancement conferred hereunder shall continue as to a person who continues to be or who has ceased to be a director, officer, trustee, employee, agent, or fiduciary of the Company or the Company Subsidiaries after the date hereof and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives. Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any actual or threatened claim, demand, Action, suit, proceeding, inquiry or investigation in respect of which indemnification has been or could be sought by such Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such claim, demand, Action, suit, proceeding, inquiry or investigation or such Indemnified Party otherwise consents thereto.

(b)    Without limiting the foregoing, the Buyer Parties agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Merger Effective Time now existing in favor of the current or former directors, officers, trustees, employees, agents, or fiduciaries of the Company or any of the Company Subsidiaries as provided in the Company Charter and the Company Bylaws (or, as applicable, the charter, bylaws, partnership agreement, limited liability company agreement, or other organizational documents of any of the Company Subsidiaries) and indemnification agreements of the Company or any of the Company Subsidiaries (including without limitation indemnification agreements with directors) set forth in Section 8.05(b) of the Company Disclosure Schedule shall be assumed by the Surviving Corporation in the Merger, without further action, at the Merger Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms.

(c)    For a period of six (6) years from the Merger Effective Time, the organizational documents of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in the Company Charter and the Company Bylaws, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Merger Effective Time in any manner that would affect adversely the rights thereunder of the Indemnified Parties, unless such modification shall be required by Law and then only to the minimum extent required by Law.

(d)    The Surviving Corporation shall acquire and maintain for a period of at least six (6) years a “tail” policy of directors’ and officers’ liability insurance, providing substantially equivalent coverage to the current policy maintained by the Company and the Company Subsidiaries, with respect to claims arising from facts or events that occurred on or before the Merger Effective Time, including, without limitation, in respect of the transactions contemplated by this Agreement; provided that (i) the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured; provided, further, that such substitution shall not result in gaps or lapses of coverage with respect to matters occurring before the Merger Effective Time, and (ii) in no event shall the Surviving Corporation be required to expend pursuant to this Section 8.05(d) more than an amount per year of coverage equal to two-hundred fifty percent (250%) of the current annual premiums paid by the Company for such insurance. In the event that, but for the proviso to the immediately preceding sentence, the Surviving Corporation would be required to expend more than two-hundred fifty percent (250%) of the current annual premiums paid by the Company, the Surviving Corporation shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to two-hundred fifty percent (250%) of the current annual premiums paid by the Company. Parent shall, and shall cause the Surviving Corporation or its successors or assigns to, maintain such policies in full force and effect, and continue to honor all obligations thereunder.

(e)    This Section 8.05 is intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Parties and shall be binding on all successors and assigns of the Company, Parent and the Surviving Corporation. Each of the Indemnified Parties shall be entitled to enforce the covenants contained in this Section 8.05.

Section 8.06    Further Action; Reasonable Best Efforts. Subject to the terms and conditions herein provided, as promptly as practicable, the Company and the Buyer Parties shall (i) make all filings and submissions with the NASD, (ii) use reasonable best efforts to cooperate with each other in (A) determining which filings are required to be made prior to the Acceptance Time and the Merger Effective Time with, and which material consents, approvals, permits, notices or authorizations are required to be obtained prior to the Acceptance Time and the Merger Effective Time from, Governmental Authorities in connection with the execution and delivery of this Agreement and related agreements and consummation of the transactions contemplated hereby and thereby and (B) timely making all such filings and timely seeking all such consents, approvals, permits, notices or authorizations, including filing, as promptly as practicable after the date hereof, all necessary documentation, applications, and other information (including responding to supplemental requests for information) in order to obtain all required consents and approvals under applicable Laws regulating mortgage lenders and servicers, insurance agencies and title insurance agencies as promptly as practicable, and (iii) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary or appropriate to consummate the transactions contemplated hereby as soon as practicable. For purposes of this Section 8.06, “reasonable best efforts” shall not include (A) selling, divesting, holding separate or otherwise conveying any particular assets or categories of assets or businesses of Parent, (B) agreeing to sell, divest, hold separate or otherwise convey any particular assets or categories of assets or businesses of the Company contemporaneously with or subsequent to the Closing, (C) permitting the Company to sell, divest or otherwise convey any particular assets or categories of assets or businesses of the Company prior to the Closing, and (D) otherwise taking or committing to take actions that after the Closing Date would limit the freedom of action of Parent or its subsidiaries (including the Surviving Corporation) with respect to, or its or their ability to retain, one or more of its or their businesses, product lines or assets. In connection with the foregoing, the Company, on the one hand, will provide Parent, and Parent, on the other hand, will provide the Company, with copies of material correspondence, filings or communications (or oral summaries or memoranda setting forth the substance thereof) between such party or any of its representatives, on the one hand, and any Governmental Authority or members of their respective staffs, on the other hand, with respect to this Agreement and the transactions contemplated hereby, and shall promptly advise the other upon receiving any communication from any Governmental Authority whose consent or approval is required for the consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that such consent or approval will not be obtained or that its receipt will be materially delayed. Without limiting any of the Company’s obligations contained in this Section 8.06, the Buyer Parties shall coordinate, and assume primary responsibility for managing, any required continuance of membership or other application, notice filing or other required submission with the NASD or any other self-regulatory agency.

Section 8.07    Public Announcements. The parties hereto agree that no public release or announcement concerning the transactions contemplated by this Agreement (including the Offer and the Merger) shall be issued by a party without the prior consent of the other parties (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by Law or the rules or regulations of any securities exchange, in which case the party required to make the release or announcement shall use its reasonable efforts to allow the other parties reasonable time to comment on such release or announcement in advance of such issuance. The parties have agreed upon the form of a joint press release announcing the Merger and the execution of this Agreement.

Section 8.08    State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or may become applicable to any transaction contemplated by this Agreement, the parties shall use reasonable best efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on such transaction.

Section 8.09    Termination of Company Warrants. Each of the Company Warrants that is outstanding and unexercised as of the Merger Effective Time, a fully executed copy of which has been delivered by the Company to Parent and Purchaser on or prior to the execution of this Agreement, will be canceled in exchange for cash as contemplated by Section 4.01(d).

Section 8.10    Treatment of the Reporting Subsidiary Preferred Shares. Between the date of this Agreement and the Acceptance Time (or earlier termination of this Agreement), to the extent reasonably requested by Parent, and permitted by applicable Law, the Company shall, and shall cause its Subsidiaries to, facilitate the repurchase, retirement or redemption of the Reporting Subsidiary Preferred Shares. To the extent reasonably requested by Parent, the Company shall, and shall cause each of its

Subsidiaries to, use its reasonable best efforts to deliver such notices, make such filings and execute such agreements relating to the repurchase, retirement or redemption of the Reporting Subsidiary Preferred Shares as reasonably requested by Parent. Notwithstanding the foregoing, the Company and its Subsidiaries shall not be required to breach the terms of any Company Material Contract in complying with this Section 8.10.

Section 8.11    Parent Guarantee of Equity Financing Commitments. LS Fund has delivered to the Company a guarantee of (i) the payment obligations of Purchaser under Section 2.01(b) and Section 10.03(b)(iii) and (ii) the payment of the Merger Consideration, the Company Option Consideration and the Company Warrant Consideration.

Section 8.12    Mortgage Loan Financing. Each of Parent and the Company shall use commercially reasonable efforts to assist the other in obtaining credit or purchase facilities for the financing of Mortgage Loans by the Company and its Subsidiaries (whether becoming effective prior to or after the Acceptance Time) (“Mortgage Loan Financings”), including by (1) making available to the other party and prospective lenders in Mortgage Loan Financings and their representatives, such personnel, documents and information of such party and its Affiliates, as may be reasonably requested by the other party to facilitate the negotiation and consummation of such Mortgage Loan Financings (including in connection with the due diligence investigation by such lenders and the preparation of business plans and the development of covenants) and (2) cooperating with the other party in the negotiation of Mortgage Loan Financing agreements; provided, that nothing in this Section 8.12 shall require Parent to modify its business plans for the Company or otherwise alter in any material respect the manner in which Parent conducts its business.

ARTICLE IX

CONDITIONS TO THE MERGER

Section 9.01    Conditions to the Obligations of Each Party. The obligations of the Company and the Buyer Parties to consummate the Merger are subject to the satisfaction or waiver in writing (where permissible) of the following conditions:

(a)    If the adoption of this Agreement by the Company Stockholders is required by the DGCL, the Company Stockholder Approval shall have been obtained by the Company;

(b)    Purchaser shall have accepted for payment and paid for all of the Company Common Shares validly tendered and not withdrawn pursuant to the Offer; and

(c)    No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the Merger illegal or prohibiting consummation of the Merger.

Section 9.02    Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction or waiver in writing (where permissible) of the condition that Parent has complied in all respects with its obligations pursuant to Section 4.03(a) of this Agreement.

Section 9.03    Frustration of Conditions. None of the Company, Parent or Purchaser may rely on the failure of any condition set forth in Section 9.01 to be satisfied if such failure was caused by such party’s failure to act in good faith or to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 8.06.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

Section 10.01    Termination. This Agreement may be terminated and the Offer and/or the Merger may be abandoned before or after the adoption of this Agreement by the Company Stockholders (the date of any such termination, the “Termination Date”):

(a)    by mutual written consent of Parent and the Company (following the recommendation of the Special Committee, if such committee still exists) at any time prior to the Merger Effective Time;

(b)    by either Parent or the Company (following the recommendation of the Special Committee, if such committee still exists) at any time after December 31, 2007 (the “Outside Date”) if the Acceptance Time shall not have occurred on or before the Outside Date; provided, however, that the right to terminate this Agreement under this Section 10.01(b) shall not be available to a party whose failure to fulfill any obligation under this Agreement materially contributed to the failure of the Acceptance Time to occur on or before such date; provided, further, however, that the passage of such period shall be tolled for any part thereof during which (i) any party shall be subject to a non-final order, decree, ruling or action restraining, enjoining or otherwise prohibiting the acceptance for payment of Company Common Shares pursuant to the Offer or the consummation of the Merger or (ii) any of the conditions described in clause (f) of Annex I shall have occurred, but in the case of this clause (ii), in no event shall the passage of such period be tolled beyond March 31, 2008;

(c)    by either Parent or the Company (following the recommendation of the Special Committee, if such committee still exists) if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling or taken any other action (including the failure to have taken an action) which, in either such case, has become final and non-appealable and has the effect of making the acceptance for payment of Company Common Shares pursuant to the Offer or the consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Offer or the Merger (“Governmental Order”);

(d)    by either Parent or the Company (following the recommendation of the Special Committee, if such committee still exists) if the Offer (as it may have been extended pursuant to Section 2.01) expires as a result of the non-satisfaction of the

Minimum Condition, without Purchaser having accepted for payment any Company Common Shares tendered pursuant to the Offer; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 10.01(d) if the non-satisfaction of the Minimum Condition is attributable to the failure of such party (or any Affiliate of such party) to fulfill its obligations under this Agreement;

(e)    by Parent if prior to the Acceptance Time there shall have been a breach or inaccuracy of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, which breach or inaccuracy would (A) give rise to the failure of a condition set forth in Section 2(a) or 2(b) of Annex I and (B) is either incurable or, if curable, is not cured by the Company by the earlier of (x) 60 days following receipt by the Company of written notice of such breach or failure and (y) the Outside Date; provided that neither Parent nor Purchaser is then in material breach of any representation, warranty or covenant under this Agreement;

(f)    by the Company (following the recommendation of the Special Committee, if such committee still exists), if prior to the Acceptance Time there shall have been a breach or inaccuracy of any representation, warranty, covenant or agreement on the part of Parent or Purchaser contained in this Agreement, which breach or inaccuracy, (A) would reasonably be expected to prevent Parent or Purchaser from accepting for payment or paying for Company Common Shares pursuant to the Offer or consummating the Merger in accordance with the terms hereof and (B) is either incurable or, if curable, is not cured by Parent or Purchaser by the earlier of (x) 60 days following receipt by Parent or Purchaser of written notice of such breach or failure and (y) the Outside Date; provided that the Company is not then in material breach of any representation, warranty or covenant under this Agreement;

(g)    by Parent or the Company, if prior to the Acceptance Time, an Adverse Recommendation Change shall have occurred;

(h)    by the Company (following the recommendation of the Special Committee, if such committee still exists) if there shall have been a breach by Purchaser of its obligations under Section 2.01(b) after the satisfaction or waiver of each of the Offer Conditions.

Section 10.02    Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto except that the provisions of Section 5.16, Section 6.10, Section 8.02(b), this Section 10.02, Section 10.03, Section 11.05, Section 11.08, Section 11.09, and Section 11.10 shall survive any such termination; provided, however, that, subject to Section 10.03(e), nothing herein shall relieve any party hereto from liability for any willful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination.

Section 10.03    Fees and Expenses.

(a)    Except as otherwise set forth in this Section 10.03, all expenses incurred in connection with this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

(b)    In the event this Agreement shall be terminated:

(i)    by Parent pursuant to Section 10.01(e) in connection with a willful breach by the Company of the covenants contained in Section 8.03, then the Company shall pay to Parent the Parent Expenses not in excess of $5,000,000;

(ii)    (A) by Parent or the Company pursuant to Section 10.01(b), Section 10.01(d), Section 10.01(e) or Section 10.01(g), (B) at or prior to the Termination Date, a Company Acquisition Proposal shall have been publicly announced (and not withdrawn) prior to such date and (C) concurrently with such termination or within twelve (12) months following the Termination Date, the Company enters into a definitive agreement to consummate or consummates such Company Acquisition Proposal, then the Company shall pay to Parent the Parent Termination Fee if and when the entering into of such definite agreement or consummation of such Company Acquisition Proposal occurs; provided, that for purposes of this Section 10.03(b)(ii), “50%” shall be substituted for “15%” in the phrases dealing with assets and “50%” shall be substituted for “15%” in phrases dealing with equity securities or voting power in the definition of Company Acquisition Proposal; or

(iii)    by the Company pursuant to Section 10.01(f) or Section 10.01(h), Parent shall pay to the Company the Company Termination Fee. If Parent is obligated to pay the Company Termination Fee pursuant to this Section 10.03(b)(iii), then the right of the Company to receive payment of such fee shall be the sole and exclusive remedy of the Company against Parent or Purchaser or any of their respective stockholders, directors, officers, affiliates, and agents for the failure of the transactions contemplated hereby to be consummated, and upon Parent’s payment of such fee in accordance with this Section 10.03(b)(iii), none of Parent or Purchaser or any of their respective stockholders, directors, officers, affiliates, and agents shall have any further liability or obligation relating to, or arising out of, this Agreement.

(c)    The Parent Termination Fee shall be paid by the Company as directed by Parent in writing in immediately available funds within three (3) Business Days after the date of the event giving rise to the obligation to make such payment. The Company Termination Fee shall be paid by Parent as directed by the Company in writing in immediately available funds within three (3) Business Days after the date of the event giving rise to the obligation to make such payment.

(d)    For purposes of this Agreement, “Parent Termination Fee” means $12,000,000 and “Company Termination Fee” means $12,000,000.

(e)    Each of Parent and the Buyer Parties acknowledges and agrees that in the event that either Parent or the Company is entitled to receive the Parent Termination Fee or the Company Termination Fee, as applicable, pursuant to this Agreement, the right of such recipient to receive such amount shall constitute such party’s sole and exclusive remedy for, and such amount shall constitute liquidated damages in respect of, any termination of this Agreement regardless of the circumstances giving rise to such termination.

(f)    Each of Parent, Purchaser and the Company shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby, except that Parent and the Company shall bear and pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of the Proxy/Information Statement.

Section 10.04 Waiver. At any time prior to the Merger Effective Time, the Company, on the one hand, and the Buyer Parties, on the other hand, may (a) extend the time for the performance of any obligation or other act of the other party, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any agreement of the other party or any condition to its own obligations contained herein; provided that for so long as the Special Committee exists, the Company may not take any such action unless previously authorized by the Special Committee. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Company or Parent (on behalf of the Buyer Parties). The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE XI

GENERAL PROVISIONS

Section 11.01 Non-Survival of Representations and Warranties. The representations and warranties in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Acceptance Time.

Section 11.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by prepaid overnight courier (providing proof of delivery), by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or facsimile numbers (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.02):

if to Parent or Purchaser:

LSF5 Accredited Investments, LLC

717 North Harwood Street, Suite 2200

Dallas, TX 75201

Telecopier No:

Attention: Legal Department

with a copy to:

Lone Star U.S. Acquisitions, LLC

717 North Harwood Street, Suite 2200

Dallas, TX 75201

Telecopier No: (214) 754-8302

Attention: Mr. Len Allen

and to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Telecopier No: (212) 558-3588

Attention: Mitchell S. Eitel

                John J. O’Brien

if to the Company:

Accredited Home Lenders Holding Co.

15253 Avenue of Science

San Diego, CA 92128

Telecopier No: (858) 676-2170

Attention: David Hertzel

with copies to:

Dewey Ballantine LLP

1301 Avenue of the Americas

New York, NY 10019

Telecopier No: (212) 259-6333

Attention: Aileen C. Meehan

and to:

Morris, Nichols, Arsht & Tunnell LLP

1201 North Market Street

P.O. Box 1347

Wilmington, DE 19899-1347

Telecopier No: (302) 498-6220

Attention: Jeffrey R. Wolters

Section 11.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy or the application of this Agreement to any person or circumstance is invalid or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. To such end, the provisions of this Agreement are agreed to be severable. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 11.04 Amendment. This Agreement may be amended by the parties hereto by action taken by their respective boards of directors (or similar governing body or entity) (in the case of the Company, only with respect to any amendment to take effect prior to the Acceptance Date, following the recommendation of the Special Committee, if such committee still exists) at any time prior to the Merger Effective Time; provided, however, that, after the Company Stockholder Approval, no amendment may be made without further stockholder approval which, by Law or in accordance with the rules of the Nasdaq, requires further approval by the stockholders of the Company. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 11.05 Entire Agreement; Assignment. This Agreement, together with the Confidentiality Agreement, the Disclosure Schedules and Annex I, constitute the entire agreement among the parties with respect to the subject matter hereof, and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise).

Section 11.06 Performance Guaranty. Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations covenants, terms, conditions and undertakings of Purchaser under this Agreement in accordance with the terms hereof including any such obligations, covenants, terms, conditions and undertakings that are required to be performed, discharged or complied with following the Merger Effective Time.

Section 11.07 Specific Performance. Subject to Section 10.03(e), the parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that money damages would not be a sufficient remedy for any breach of this Agreement, and accordingly, the parties hereto shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 11.08 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than the provisions of ARTICLE III and Section 8.05 (which are intended to be for the benefit of the persons covered thereby or the persons entitled to payment thereunder and may be enforced by such persons).

Section 11.09 Governing Law; Forum.

(a)    All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws.

(b)    Except as set out below, each of the Company and the Buyer Parties hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the courts of the State of Delaware or any court of the United States located in New Castle County, Delaware (the “Delaware Courts”) for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees, (i) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process, and (ii) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to (i) or (ii) above shall have the same legal force and effect as if served upon such party personally within the State of Delaware. For purposes of implementing the parties’ agreement to appoint and maintain an agent for service of process in the State of Delaware, each of Parent and the Company do hereby appoint The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801 as its respective agent.

Section 11.10    Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement.

Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 11.10.

Section 11.11 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 11.12 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 11.13 Waiver. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Parent, Purchaser, and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

LSF5 ACCREDITED INVESTMENTS, LLC

By	/s/ Marc L. Lipshy
	Name:	Marc L. Lipshy
	Title:	Vice President

LSF5 ACCREDITED MERGER CO., INC.

By	/s/ Marc L. Lipshy
	Name:	Marc L. Lipshy
	Title:	Vice President

ACCREDITED HOME LENDERS HOLDING CO.

By	/s/ James A. Konrath
	Name:	James A. Konrath
	Title:	Chief Executive Officer

ANNEX I

Conditions of the Offer

Notwithstanding any other provision of the Offer, Purchaser shall not be obligated to accept for payment, and (subject to the rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Parent’s obligation to pay for or return tendered Company Common Shares promptly after termination or withdrawal of the Offer)) shall not be obligated to pay for, or may delay the acceptance for payment of or payment for, any Company Common Shares tendered pursuant to the Offer (and not theretofore accepted for payment or paid for) unless, prior to the expiration of the Offer (as it may have been extended pursuant to Section 2.01(d) of the Agreement), there shall have been tendered and not validly withdrawn Company Common Shares that, considered together with all other Company Common Shares (if any) beneficially owned by Parent and its Affiliates, represent more than 50% of the Company Outstanding Shares. The preceding condition is referred to as the “Minimum Condition.”

Furthermore, Purchaser shall not be required to accept for payment, and (subject to the rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Parent’s obligation to pay for or return tendered Company Common Shares promptly after termination or withdrawal of the Offer)) shall not be obligated to pay for, or may delay the acceptance for payment of or payment for, any Company Common Shares tendered pursuant to the Offer (and not theretofore accepted for payment or paid for) if, upon the expiration of the Offer (as it may have been extended pursuant to Section 2.01(d) of the Agreement) and before acceptance of such Company Common Shares for payment, any of the following conditions exists and is continuing, regardless of the circumstances giving rise to such condition:

(a)	The representations and warranties of the Company contained in this Agreement that (i) are not made as of a specific date are not true and correct as of the date of this Agreement and as of the Acceptance Time, as though made on and as of the Acceptance Time, and (ii) are made as of a specific date are not true and correct as of such date, in each case, except where the failure of such representations or warranties to be true and correct (disregarding, for this purpose, any limitation as to “materiality” or “Material Adverse Effect” set forth in such representations and warranties, other than the representation in Section 5.07) has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)	The Company shall have failed to perform and comply with, in any material respect, its obligations, agreements and covenants to be performed or complied with by it under this Agreement on or prior to the Acceptance Time.

(c)	The Company shall have failed to deliver to Parent a certificate signed by an officer of the Company and certifying as to the satisfaction by the Company, of the applicable conditions specified in clauses (a) and (b) of this Annex I.

(d)	Any Governmental Authority shall have issued or granted any Governmental Order; provided that Parent and Purchaser shall have used their reasonable best efforts to oppose any such Governmental Order or to have such Governmental Order vacated or made inapplicable to the Merger.

(e)	The Agreement shall have been terminated in accordance with its terms.

(f)	There shall have occurred (i) any general suspension of, or limitation on trading in securities on the NASDAQ (other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) a commencement of a war or armed hostilities directly involving the United States which could reasonably be expected to have a Material Adverse Effect or materially adversely affect or delay the consummation of the Offer, or (iv) any material limitation (whether or not mandatory) by any Governmental Authority on the extension of credit by banks or other lending institutions and continuing for at least three business days.

(g)	The Company shall have failed to receive any authorization, license, permit, consent, certificate, approval or order of any Governmental Authority required in order to consummate the Merger, the Offer or any of the transactions contemplated thereby, or required for the operation of the business of the Surviving Corporation and its subsidiaries under applicable Law after the Acceptance Date (an “Approval”), including any Approval required under applicable Laws regulating mortgage lenders and servicers, insurance agencies and title insurance agencies in any state of the United States, other than any Approval that is required from a state of the United States that does not represent, together with all other states for which the applicable Approval has not then been made or obtained, five (5)% or more of the residential mortgage loan origination volume of the Company and its Subsidiaries in the United States for the fiscal year ended December 31, 2006. For the avoidance of doubt, “Approval” shall include written notifications made to each state by the Company, regardless of whether or not compelled by applicable Law, as well as formal or informal written and oral notifications from a Governmental Authority approving, or not objecting to, the consummation of the Merger and the other transactions contemplated hereby.

(h)	The Company shall have failed to receive the opinion of Dewey Ballantine LLP, dated the Acceptance Date, to the effect that, beginning in the taxable year ended December 31, 2004, the Reporting Subsidiary has been organized in conformity with the requirements for qualification as a REIT under the Code and the Reporting Subsidiary’s method of operations has enabled the Reporting Subsidiary’s to satisfy the requirements for qualification as a REIT for taxable years ending on or prior to the Acceptance Date. In rendering such opinion, Dewey Ballantine LLP may rely on customary assumptions, qualifications and representations as to factual matters. Such opinion may be conditioned on presentations made by the Reporting Subsidiary’s management regarding its organization, assets, sources of gross income and other matters related to the conduct of the Reporting Subsidiary’s business operations. Such opinion shall provide that it may be relied upon by the Company and its successors and assigns.

Any and all capitalized terms used herein, and not defined herein, shall have the same meaning as set forth in the Agreement and Plan of Merger, dated as of June 4, 2007, by and among ACCREDITED HOME LENDERS HOLDING CO., LSF5 ACCREDITED INVESTMENTS, LLC and LSF5 ACCREDITED MERGER CO., INC.